                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 10-SB/A

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934



                                 Micro-ASI, Inc.
                 (Name of Small Business Issuer in its charter)



         TEXAS                                             75-2586030
(State of Incorporation)                       (IRS Employer Identification No.)



                      12655 NORTH CENTRAL EXPWY, SUITE 1000
                               DALLAS, TEXAS 75243
                    (Address of principal executive offices)



                                 (972) 392-9636
                           (Issuer's telephone number)



           Securities to be registered under Section 12(b) of the Act:
                                      NONE



           Securities to be registered under Section 12(g) of the Act:
                          COMMON STOCK $ .001 PAR VALUE



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

                                     PART I.

ITEM 1 DESCRIPTION OF BUSINESS.

(a) BUSINESS DEVELOPMENT.

Micro-ASI, Inc. (the "Company" or "Micro-ASI") is a development stage, high-technology electronics company founded in 1995 in Dallas, Texas. The Company has had no revenue from operations since inception.

There has not been any bankruptcy filing, receivership or any similar proceeding since the Company's inception.


There has been no reclassification, merger or consolidation involving the Company since its inception. There has been no acquisition or sale of a significant amount of assets that were not in the ordinary course of the Company's business, except that the Company acquired (i) all of the outstanding stock of Best Technologies, Inc. ("BTI") on January 18, 2000, with an effective date of January 1, 2000, as disclosed in the Company's Form 8-K filed on January 27, 2000, which is incorporated herein by reference and (ii) the assets of EPI Technologies, Inc. on July 21, 2000, as disclosed in the Company's Form 8-K filed on August 4, 2000, which is incorporated herein by reference.

This document includes "forward-looking statements" including, in particular, the statements about Micro-ASI's plans, strategies and prospects, future financial condition and results of operations under the headings "Management's Discussion and Analysis" or "Plan of Operations." We have based these statements on our expectations about future events. The words "may," "intend," "will," "expect," "anticipate," "objective," "projection," "forecast," "position" or negatives of those terms or other variations of them or by comparable terminology are intended to identify forward-looking statements. Although management believes that the plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, no assurance can be given that such plans, intentions and expectations will be achieved, and we caution you that our actual results may differ materially from those anticipated or projected in our forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Micro-ASI to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among other things, (1) general economic and business conditions; (2) ability to cost effectively integrate multiple technologies; (3) effect of future competition; and (4) failure to raise needed capital; and (5) the ability of Micro-ASI and its third party providers to adequately address possible year 2000 problems.


(b) BUSINESS OF ISSUER.

(1) PRINCIPAL PRODUCTS AND THEIR MARKETS:


Glossary of Key Terms and Phrases - See Page 8



The Company intends to design and manufacture products such as semiconductor Multi-Chip Modules (MCM), Printed Circuit Boards (PCB), and electronic end products based on flip-chip technology. The Company intends to provide these products to strategic customers in a "one-stop-shop" for design, prototype and manufacturing, thus positioning the Company as a high density interconnect solution provider. This includes: traditional surface mount PC board design, Flip-Chip module design and process development, performance modeling, prototyping, traditional surface mount manufacturing and test, and Flip-Chip module and single die manufacturing and test.



These types of products represent a large market opportunity, because the electronics market is moving toward faster, smaller, higher performance devices with lower costs and reduced power consumption. In the 1998 White Paper of the National Institute of Standards and Technology, the worldwide electronics end-equipment market is projected to grow from just over $1 trillion in 1996 to $2 trillion in the year 2000. A growing percentage of the total market is being served through outsourcing. Outsourcing, otherwise known as contract manufacturing, is the process whereby a company contracts with another company for goods and/or services instead of manufacturing the products itself. In the August, 1999 edition of Electronic Business, Technology Forecasters Inc. is cited as projecting the Worldwide Contract Manufacturing Industry growing from $90 billion in 1998 to $178 billion in 2001.




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Management believes the traditional method of semiconductor packaging with interconnectivity by wire bond is reaching its physical limitations in terms of size reduction and cost. Flip-chip technology differs from wire bond in that it allows a die to be connected directly to the substrate using "bumping" technology which is a process of using solder balls to attach the die instead of using wire bond. Flip-chip technology offers the following advantages over wire bond:

     1.   reduction in size

     2.   lower heat generation

     3.   improved performance.

Until recently, costs of flip-chip production have been too high to permit widespread commercial use. Recent advancements in "bumping" technology, which is the process of attaching solder balls to a die, and advances in "high density substrate", which is a medium to connect the die to its external packaging, are dramatically reducing the costs of flip-chip production and making it much more attractive as an alternative to wire bond technology for large pin count devices.

Traditionally, Flip-chips and FCMs (Flip-chip modules) have been used only in military or other performance intensive applications because of higher costs associated with FCMs compared to older, conventional interconnect technologies. These higher costs for FCMs have historically been incurred primarily because of known good die (KGD) issues, FCM substrate pitch and substrate coplanarity difficulties. The cost of "bumping" wafers for flip-chip interconnect has also impeded acceptance of this technology. Because of these industry barriers, and the significant investments required in infrastructure change to enable these new technologies, the vast majority of products continue to be designed and manufactured with traditional packaging and interconnect techniques. There are presently relatively few companies offering design services utilizing flip-chip interconnect and/or FCM technologies.

The Company intends to design new or re-engineer existing products to make them more efficient, more powerful, and most cost competitive. Micro-ASI intends to demonstrate producibility and also manufacture these devices in high volume. Unlike the vast majority of the industry still encumbered with more than three decades of wire bond technology, Micro-ASI plans to utilize flip-chip as the affordable attachment method of choice to minimize a component's form factor, enable superior thermal management properties, and facilitate product speed improvements not possible with wire bonding.



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                COMPARING WIRE BONDED AND FLIP-CHIP TECHNOLOGIES


The diagram below shows the reduction in size between a wire bonded package and a flip-chip package.

                                   [DIAGRAM]


In the wire bonded package diagram, package leads and wires are shown running between the die and the substrate. Additionally, plastic or ceramic packaging is shown over the attachment of those leads to the printed circuit board. On the flip-chip package diagram, the silicon die is shown directly attached to the PC Board. By comparison, the Flip-Chip requires no plastic or ceramic packaging and is shown reducing the required size of the PC Board by approximately 70%. The benefits which are visually shown in the diagrams are more fully discussed in the following paragraphs.


Micro-ASI's management believes that the current wire bonding process used to interconnect silicon die to external packaging will be unable to support future requirements of electronics products. The constant demand for affordable, smaller products, with more functionality and greater performance that operate at reduced power consumption levels will likely be supported by the flip-chip, MCM's, and system-on-a-chip technologies. These emerging technologies offer significant form factor reduction for products due to a much-reduced footprint of the electronics. With a wire bond approach, additional space is needed to interconnect the silicon die to a substrate.


The close proximity of the die in a circuit afforded by flip-chip interconnect, along with the elimination of the wire bonds for connections, creates a faster and more efficient design. Also, wire bonded MCM's are slower than a functionally identical flip-chip MCM. Problems with the wire bond approach exist because the wires themselves introduce inductance, cross talk and impedance mismatches into a system. These "parasitics" limit the bandwidth of a device or system and preclude it from operating at peak performance. In the past, wire bonds minimally affected the operating speed of silicon-based products. But




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today, these wire bonds have become a barrier to continued product advancement in many cases because silicon design technologies and manufacturing techniques have made advances in producing designs that operate much faster than similar devices in the past. As each incremental improvement in the silicon die was developed over the past several decades, the instilled performance of the silicon die improved, while the performance of the wire bonds remained unchanged. Therefore, wire bonds have now become a major obstacle in the continuous quest for product performance improvement.


Another benefit of these emerging technologies over conventional wire bond interconnect methods is that the heat generated by flip-chip silicon die can be more readily dissipated into the substrate than with wire bond interconnect. Flip-chip mounts the silicon die "face down" to the substrate. An underfill material is applied between the die and the substrate. This underfill provides structural support for the solder "bumps" that provide the electrical connection between the die and the substrate. The underfill also has excellent thermal conductivity properties. Thus the heat generated by the die is channeled to the substrate via the underfill. With wire bond interconnect, however, the silicon die is mounted "face up" on the substrate, exposing the input and output (I/O) pads of the die. This allows a wire-bonding machine to attach wires to each pad. However, the heat radiates off of the die rather than carried away to a substrate by an underfill. This is an inefficient thermal management system, as the thermal transfer rate through the cavity of the package is much slower in the wire bond interconnect configuration than the heat transfer rate of the underfill/substrate configuration. The cooler temperature of the die in the flip-chip configuration means that the die may be able to operate at faster speeds and may experience a reduced level of thermal stress, compared to the wire bond interconnect.

Micro-ASI's objective is to be a "turn key" design and manufacturing company. This means that the Company plans to have the following capabilities:

     1.   Product concept definition and trade studies


     2.   Engineering design, such as systems, electrical, and mechanical

     3. Engineering analysis, such as thermal, vibration, stress, timing, and power consumption


     4.   Prototype manufacturing

     5.   Product conformance testing and evaluation

     6.   Manufacturing capability


Micro-ASI plans to integrate all of the product development and manufacturing steps into the Company. Integration is intended allowing the Company to offer a "one-stop-shop" solution. As of the date of this document, management is unaware of any company offering all of these capabilities.



On May 15, 2000, Micro-ASI, announced a strategic alliance with Siemens Energy and Automation, Inc. Micro-ASI plans to install in July 2000 a design/prototype line and a multi-million-dollar high volume turnkey manufacturing line for high speed and high quality module and circuit board production. In addition, the two companies plan to participate in joint research and development efforts, including the Flip-Chip Research Consortium at the Georgia Institute of Technology Center for Board Assembly Research.


(2) DISTRIBUTION METHODS:

Micro-ASI intends to redesign products using flip-chip technologies. These products are intended to be redesigned and manufactured for the Company's customers and therefore sold directly to Micro-ASI's customers.

(3) NEW PRODUCT STATUS

Mr. Cecil E. Smith, Jr., Chairman of the Board of Micro-ASI, brings his industry contacts to the Company. Due to these contacts, Micro-ASI has been made aware of a number of existing products that need to be redesigned and are candidates to utilize these emerging technologies. Micro-ASI has identified and begun work on selected redesign projects.

Although no contracts have yet been placed with the Company, the Company does believe, based on management's knowledge of the industry and contacts with potential customers, that these projects represent future business opportunities for the Company. These projects in process include the redesign of a series of chips for a merchant semiconductor company, the redesign of a flash memory module for a memory manufacturer, and integrating four significant function chips into one MCM for a notebook computer company.



Micro-ASI intends to retain the design rights to all redesigned products. This business strategy and policy should cause Micro-ASI's installed intellectual property base to grow rapidly and keep the Company in the forefront of technology and turnkey delivery of solutions leveraging such key technologies.


The Company's five-year business plan includes the design of new products such as emerging info-appliances and their interconnections to networks, specialized information appliances for the medical market, embedded computers for the automotive industry, and smaller and more capable telecommunications equipment.


In January 2000, the Company and ZAE Research, Inc. ("ZAE") reached an agreement to terminate a relationship described through a Memorandum of Understanding ("MOU") previously agreed to in March 1999. Under the MOU, the Company could have acquired 50% of a subsidiary of ZAE in addition to funding development of certain technology and obtaining other royalty arrangements. The Company never acquired any ownership in ZAE and ceased funding March 31, 2000.



On January 18, 2000, and effective January 1, 2000, Micro-ASI entered into a definitive stock purchase agreement (the "BTI Agreement") whereby the Company acquired all of the outstanding common stock of Best Technologies, Inc. ("BTI"). BTI, a Texas corporation, is a contract electronics manufacturer headquartered in Wylie, Texas. This acquisition adds the manufacturing capabilities that are intended to enable the Company to become a turnkey or one-stop-shop for its customers.



On July 21, 2000, Micro-ASI, Inc. completed the acquisition of the assets of EPI Technologies, Inc., a Texas corporation ("EPI"), pursuant to an asset purchase agreement (the "EPI Agreement"). EPI is an electronics test contractor headquartered in Plano, Texas. The purchase was effective July 2, 2000. This acquisition adds the testing capabilities that are intended in the Company's overall plan.





(4) COMPETITIVE BUSINESS CONDITIONS AND MICRO-ASI'S COMPETITIVE POSITION:

Today's electronics marketplace demands quality products which are faster, more reliable, easier to use and less costly than current or earlier generation products. As the need for miniaturization drives products and product part geometry ever smaller and increasingly complex, a new method of interconnect is necessary.

Traditionally, flip-chips and MCMs have been used only in military or other performance intensive applications because of higher costs associated with them compared to older, conventional interconnect technologies. These higher costs for flip-chips and MCMs have historically been incurred primarily because of the cost to apply solder balls on the die, the cost of a sufficiently coplanar substrate, and low yields due to Known Good Die ("KGD") issues. The expression "Known Good Die" pertains to the availability of semiconductor chips that are guaranteed to meet the same manufacturers specifications and their packaged counterparts.

Until recently, the cost of bumping a standard eight-inch wafer was typically in excess of $1,300. Through technological advances the cost of bumping has dropped significantly. This accomplishment has removed a large hurdle in making flip-chip production cost competitive with traditional interconnect approaches.

Substrate technology has also been a traditional barrier to the cost effective deployment of flip-chips and MCMs. The use of flip-chip technology enables a "fine pitch" etch and I/O routing that is not possible with wire bond technology. This greater density capacity requires a substrate that can be manufactured to more stringent tolerances and can insulate electrical signals at very narrow line widths. Until recently, the cost of these high performance substrates was not competitive with conventional substrate materials. Micro-ASI is working to identify the most cost effective high performance substrate material. These substrates have not yet been fully developed for the high volume production environment.

Without KGD (Known Good Die), the performance of systems and/or modules cannot be characterized at the component level. Furthermore, the underfill used in flip-chip applications often makes the rework of a module or system difficult when defective die are identified at system level test. Until recently, there were relatively few semiconductor products even offered in a KGD format. Intel now has the SmartDie(TM) program; Texas Instruments has a KGD product line, as do other leading semiconductor companies, such as Motorola, National Semiconductor and Micron. There are also companies, such as ChipSupply, that specialize exclusively in KDG. The movement toward KGD has added incremental momentum to the overall KDG sector of the industry.

Because of these industry barriers and the significant investment required in infrastructure change to enable these new technologies, the vast majority of products continue to be designed and manufactured with traditional packaging and interconnect techniques. Currently there are relatively few companies offering design services utilizing flip-chip and/or MCM technologies.

The Company is positioned to be a "core enabling technology" enterprise. This means that Micro-ASI may pull the various pieces of the advanced interconnect components together and act as an industry change agent in the transition from wire bond interconnect to flip-chip interconnect. There are companies in existence that have a piece of the overall flip-chip and MCM process, but few companies, if any, have focused on the entire process.

Management believes that its long-standing and continuing contacts with senior executives in the semiconductor, telecommunications, computer, medical, and automotive industries should give the Company an advantage in identifying products for redesign and then securing new business on such leading edge products.

(5) SOURCES AND AVAILABILITY OF MATERIALS AND PRINCIPAL SUPPLIERS:

Primary sources for component materials to manufacturer redesigned products are planned to come through vendor relationships with electronic component distributors and original equipment manufactures (OEMs). Substrate requirements may be met through close relationships with material manufacturers and fabricators in the electronics industry. Micro-ASI intends to work closely in the development of substrates with vendors where new materials are required for the assembly processes.

The Company plans to work directly with equipment manufacturers to sell flip-chip and MCM packaging solutions at the component or board level. For example, the Company may consult directly with a hardware manufacturer to miniaturize an existing product design by employing flip-chip packaging of key integrated circuits. In this type of consultation the Company may directly sell consulting services, design services, prototype manufacturing and board production without the use of distribution partners or other reseller intermediaries.

(6) DEPENDENCE ON ONE OR A FEW CUSTOMERS:

The Company has not established a customer base.

(7) PATENTS, TRADEMARKS, LICENSES, CONCESSIONS AND ROYALTIES

Micro-ASI has filed a patent with the US Patent Office for wafer integration and testing.

(8) NEED FOR GOVERNMENT PRODUCT APPROVAL OF PRODUCTS OR SERVICES:

Micro-ASI does not require any governmental approval of principal products or services.

(9) EFFECT OF EXISTING OR PROBABLE REGULATIONS ON THE BUSINESS:

Micro-ASI is not aware of any existing or probable regulations that would create any adverse conditions for the Company.

(10) LAST TWO YEARS' RESEARCH AND DEVELOPMENT SPENT:


Micro-ASI has spent $808,396 for the twelve months ended December 31, 1999, and $302,355 for the twelve months ended December 31, 1998. For the six-months ended June 30, 2000, the Company has spent approximately $482,720 in research and development.


(11) COST AND EFFECTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS:

Micro-ASI is not aware of any issues regarding compliance with environmental laws that would create any adverse conditions for the Company.



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

(12) NUMBER OF TOTAL AND FULL TIME EMPLOYEES:


Micro-ASI has 110 full-time employees as of August 31, 2000, which does not include BTI employees.


                       GLOSSARY OF KEY TERMS AND PHRASES:

TERM:                                       MEANING IN CONTEXT:
----                                        ------------------
Bumping                       The process of using solder balls to attach the
                              die to the substrate

Coplanarity                   A measurement of substrate warpage

Core enabling technologies    Fundamental, essential technologies needed
                              to produce a product

Design tools                  Automated equipment and software enabling
                              electronic design

Die                           The silicon that gives a component its
                              functionality same as "chip"

Fine etch spacing             Circuit conductors on a Printed Wiring Board
                              that are spaced close to each other

Fine pitch                    Distance between leads of electronic components

Flip-Chip                     An attachment method in which solder bumps are
                              used to electrically connect a die to a substrate.
                              A flip-chip die is mounted face down on a
                              substrate

Form factor                   The mechanical envelope that a product fits within

Information Appliance         Some collection of electronic memory, logic,
                              and/or other sections of the electronic circuitry
                              enabling a user to achieve a given result or goal

Intellectual property         Company proprietary technology, such as designs,
                              and drawings

Interconnect                  The medium that brings I/O (input/output)
                              to a die or component

Interposer                    Interfaces the die to the substrate

Merchant semiconductor        Direct provider of silicon-based products
   companies

Multichip Module (MCM)        A device consisting of several die mounted
                              to a common substrate and interconnected

Printed Circuit Board (PCB)   The surface on which electronic components are
                              placed and interconnected.

Substrate                     Material to which a semiconductor is mounted
                              that often routes the semiconductor's input/output

Substrate Pitch               Spacing between pins of a semiconductor die
                              or package

System-on-a-Chip              Electronics for a complete product housed on
                              a single piece of silicon

Vertically-integrated         Complete turnkey from concept through high volume
                              manufacturing

Wafer Manufactured silicon medium for interconnecting or bumping interfaces

Wire bond interconnect        An attachment method in which thin gold wires are
                              used to electrically connect a die to a substrate.
                              A wire bonded die is mounted face up on a
                              substrate.

ITEM 2 MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION:

PLAN OF OPERATIONS:


The Company is a development stage company and to date has had no revenues. The primary activities to date have been limited to forming the management team, research and development and identifying products to redesign utilizing flip-chip technology. Accordingly, management does not consider the historical results of operations to be representative of future results of operation of the Company. The following financial information shows results of operations for the twelve months ended December 31, 1999 and 1998 and for the six months ended June 30, 2000 and 1999, respectively. This Form 10-SB/A should be read in conjunction with the Form 10-QSB, which was filed on August 14, 2000, Form 10-KSB/A, which was filed on September 18, 2000, Form 8-K/A, which was filed on April 3, 2000, and Form 8-K, which was filed on August 4, 2000.



The Company has identified redesign projects from three electronic manufacturers that are intended to serve as the core of the Company's research and development strategy. The Company plans to spend approximately $2.1 million in research and development projects during 2000. Micro-ASI is now in the process of project definition, which includes precise technical details, number of units, pricing, and the time to do the redesign. Although the Company currently has no contracts on these projects, based on managements' knowledge of the industry and ongoing discussions with these potential customers, the Company believes these three projects may result in business opportunities for the Company after they become contracts. The Company has also purchased BTI, a contract electronics manufacturer, which is intended to allow the Company to become a one-stop-shop for its customers. This purchase was from a non-affiliated party.



For the period of January 5, 2000 through June 30, 2000, the Company completed various private placements and raised 10,196,850 through the sale and issuance of common stock and preferred stock. The proceeds from the sale of these securities are expected to be used as follows:



              Inventory                          $ 4,060,000
              Capital Equipment                    1,050,000
              Research and Development             2,035,000
              Working Capital                      3,051,850
                                                 -----------
                                                 $10,196,850
                                                 ===========



Micro-ASI anticipates it will increase its number of employees from 110 to approximately 200 employees over a period of approximately 12 months. This includes the employees of BTI and EPI.



The Company anticipates that it will purchase or lease approximately $5 million in capital equipment during the year 2000. This includes production equipment and equipment for the research and development center. The Company also anticipates that it will lease an additional $12.3 million in both research and development equipment and production equipment to further increase the capacity of BTI over a period of the next 24 months.


Should additional funding become necessary, the Company may consider debt financing or additional equity as an alternative.


RESULTS OF OPERATIONS:


The following financial information shows results of operations for the twelve months ended December 31, 1999 and 1998 and for the six months ended June 30, 2000 and 1999.


SUMMARY STATEMENTS OF OPERATIONS


                                         Year Ended                       Six Months Ended
                                         ----------                       ----------------
                               December 31,      December 31,         June 30,         June 30,
                                   1999              1998              2000              1999
                               ------------      ------------      ------------      ------------
                                                                    (unaudited)       (unaudited)
Interest Income                $     27,451      $      8,649      $     93,180      $      7,444
Equity in loss of BTI                     0                 0           (29,377)                0
Research and Development           (808,396)         (302,355)         (482,720)         (375,888)
General and Administrative       (2,922,080)         (516,964)       (3,896,238)       (1,331,331)
Interest Expense                     (2,674)           (7,407)         (106,663)           (1,749)
                               ------------      ------------      ------------      ------------
Net Loss                       $ (3,705,699)    $    (818,077)     $ (4,421,818)     $ (1,701,524)
                               ============      ============      ============      ============



The increase in research and development expenses for the twelve months ended December 31, 1999 compared to December 31, 1998 was due primarily to the initial development projects relating to technology and to the development work on the three projects secured by the Company. The increase in research and development for the six-month period ended June 30, 2000 compared to the six-month period ended June 30, 1999 was due primarily to the continued development of the three projects secured by the Company.


As of January 18, 2000, ZAE and Micro-ASI mutually agreed to terminate their relationship as described in the Memorandum of Understanding (MOU) previously agreed to in March 1999. ZAE has agreed to repay all amounts previously funded by the Company, however due to the financial condition of ZAE; management has elected to fully reserve this receivable.


The increase in General and Administrative expenses for the twelve months ended December 31, 1999 compared to the twelve months ended December 31, 1998 was primarily attributable to increases in consulting fees, legal and professional fees, salaries, a non-cash expense for financial services, and travel expenses. Consulting fees were approximately $675,127 and $394,875 for the twelve months ended December 31, 1999 and 1998, respectively. The increase in consulting fees was primarily attributable to marketing and marketing analysis, business and product development, and private placement assistance. Legal and professional fees increased due to filing various required forms with the SEC, as Micro-ASI became a reporting company in November, 1999, and were $281,328 and $77,613 for the twelve months ended December 31, 1999 and 1998, respectively. Salaries and payroll expense for the year ended December 31, 1999 were $720,407 compared to no salaries for the year ended December 31, 1998. Personnel increased during the year due to additional executive and administrative personnel. During the year ended December 31, 1999, the Company issued stock for financial services related to financial and investor relation services in the amount of $750,000 compared to no activity for the year ended December 31, 1998. Travel expenses were $350,239 and $171,926 for the twelve months ended December 31, 1999 and 1998, respectively. The increase in travel expenses was attributable to the Company's private placement of stock, developing business relationships and securing redesign projects.

The following table details the major increases:



                                            Year Ended
                                            ----------
                                  December 31,      December 31,
                                      1999              1998
                                  ------------      ------------

Consulting:
 Business & Product Development   $    144,327      $    180,000
 Financial Services                     21,825            95,000
 Marketing                             254,100            56,250
 Design Engineering                     27,995                --
 Private Placement Assistance          128,876                --
 Market Analysis                        70,000                --
 Other                                  28,004            63,625
                                  ------------      ------------
                                  $    675,127      $    394,875
                                  ============      ============

Legal and Professional:
 Legal                            $    111,000      $     76,000
 Accounting - Public
  Filing & Compliance                   61,000                --
 Accounting - Internal                  26,000                --
 Funding Strategies Development         54,000                --
 Other                                  29,328             1,613
                                  ------------      ------------
                                  $    281,328      $     77,613
                                  ============      ============



Salaries and Payroll Expense:
  Officers                        $    466,846      $         --
  Administrative                        43,759                --
  International                         90,000                --
  Strategic Business Development        42,000                --
  Marketing                             45,000                --
  Other                                  9,830                --
  Payroll expense                       39,891                --
                                  ------------      ------------
  Subtotal                             737,296                --
Less Amount Reported in
  Research and Development             (16,889)               --
                                  ------------      ------------
                                  $    720,407      $         --
                                  ============      ============
Non-Cash Expenses:
  Financial Services              $    750,000      $         --
                                  ============      ============
Travel:
  Travel                          $    350,239      $    171,926
                                  ============      ============

The increase in General and Administrative expenses for the six months ended June 30, 2000 compared to the six months ended June 30, 1999 was primarily attributable to increases in salaries and related payroll expenses, legal and professional fees, and a non-cash expense related to the issuance of warrants. Salaries for general and administrative expenses were approximately $789,448 and $157,100 in payroll expenses for the six months ended June 30, 2000 compared to approximately $188,759 for salaries and payroll expenses for the six months ended June 30, 1999 primarily due to the added senior level management in executive management, finance and accounting, and sales and marketing along with the associated administrative support. The Company's legal and professional fees increased the reporting requirements for the Company. The legal and professional fees were approximately $338,975 for the six months ended June 30, 2000 compared to approximately $25,294 for the six months ended June 30, 1999. The non-cash expense related to the issue of warrants was $1,450,000 for the six months ended June 30, 2000. No related expense was recorded in the six months ended June 30, 1999. The warrants were issued in conjunction with the Company obtaining a line of credit from a financial institution.



The following table details the major increases:





                                                     Six Months Ended
                                                ---------------------------
                                                June 30,          June 30,
                                                  2000              1999
                                                ---------         ---------
Salaries and Payroll Expense:
  Officers                                   $   577,759         $  171,846
  Financing and Accounting                        50,000                 --
  Administrative                                  92,455             12,103
  International                                   90,000                 --
  Strategic Business Development                  72,000                 --
  Marketing                                      112,500                 --
  Engineering                                    182,075                 --
  Manufacturing                                    6,019                 --
  Other                                           22,503              4,810
  Payroll Expense                                157,110              9,488
                                             -----------         ----------
  Subtotal                                     1,362,421            198,247
  Less Amount Reported in
    Research and Development                    (415,873)            (9,488)
                                             -----------         ----------
                                                 946,548            188,759
Legal and Professional:

  Legal                                          220,837              9,128
  Accounting--Public Filing and Compliance       111,900              7,000
  Other                                            6,238              9,166
                                             -----------         ----------
                                             $   338,975         $   25,294
                                             ===========         ==========
Non-Cash Expenses
Warrants Issued                              $ 1,450,000         $       --
                                             ===========         ==========


SUMMARY BALANCE SHEETS


             ASSETS                  December 31,        June 30,
                                         1999             2000
                                     ------------     ------------
Cash and equivalents                 $    551,292     $  7,020,301
Other Assets                              116,756        5,220,245
                                     ------------     ------------
Total Assets                         $    668,048     $ 12,240,546
                                     ============     ============
      LIABILITIES AND EQUITY
Current Liabilities                  $    583,493     $    583,550
Notes Payable                                  --        3,918,607
Additional Capital                      5,786,522       17,953,474
Deficit Accumulated during             (5,701,967)     (10,215,085)
 development stage                   ------------     ------------

Total Liabilities & Equity           $    668,048     $ 12,240,546
                                     ============     ============



The increase in cash and additional capital at June 30, 2000 reflects the proceeds from additional sales of shares of common and preferred stock. The increase in "Other Assets" reflects an increase in property, equipment, and leasehold improvements of $365,705 and from the purchase of BTI with the initial investment of $3,916,667 and an additional investment of $736,768 as of June 30, 2000. The increase in notes and interest payable shown at June 30, 2000 reflects the notes due on the purchase of BTI for $1,416,667 and $2,500,000 including related accrued interest of $68,403 plus capital lease obligations of $5,713. All other line items, excluding "Deficit Accumulated," which reflects the operating losses, have remained relatively unchanged.


LIQUIDITY AND CAPITAL RESOURCES:


During the twelve months ended December 31, 1998, the Company sold 768,800 shares of common stock for $766,300. During the 12 months ended December 31, 1999, the Company sold 3,006,536 shares of common stock for $3,006,536. The proceeds from the sales of these securities were used to hire the executive management team, secure the redesign projects, and finance daily operations.

During the six months ended June 30, 2000, the Company received approximately $2,601,850 in net cash proceeds through the issuance of common stock and $7,595,000 in net cash proceeds through the issuance of preferred stock.

In total, the Company raised $10,196,850. The proceeds from the sale of these securities are expected to be used as follows:



           Inventory                                 $ 4,060,000
           Capital Equipment                           1,050,000
           Research and Development                    2,035,000
           Working Capital                             3,051,850
                                                     -----------
                                                     $10,196,850
                                                     ===========












Effective January 18, 2000, Micro-ASI completed the acquisition of the outstanding common stock (the "BTI Common Stock") of Best Technologies, Inc., a Texas corporation, from the sole shareholder of BTI (the "Seller"), pursuant to a stock purchase agreement (including all Exhibits and Schedules thereto and documents executed in connection therewith, the "BTI Agreement"). BTI is an electronics contract manufacturer headquartered in Wylie, Texas. In connection with the Agreement, one share of preferred stock of BTI (the "BTI Preferred Stock") was created and issued to the Seller. The Company, as the holder of the BTI Common Stock, has the right to appoint one director to the three member Board of Directors of BTI. This right is relinquished upon payment of the obligations noted below. Seller, as holder of the BTI Preferred Stock has the right to appoint two directors to the three-member Board of Directors of BTI and certain other voting rights. Pursuant to the BTI Agreement, the Company will receive the outstanding BTI Preferred Stock upon the satisfaction of certain obligations, including, but not limited to, the completion of an initial public offering of the Company's Common Stock.



The total aggregate purchase price for the BTI Common Stock is approximately $3.9 million. The purchase price includes (i) a promissory note from the Company to the Seller in the amount of $2,500,000, due the earlier of (a) December 31, 2001 or (b) ten days after the completion of an initial public offering by the Company (the "Purchase Note"); and (ii) a convertible note from the Company to the Seller in the amount of $1,416,667 due December 31, 2001, which is immediately convertible into 1,416,677 shares of Common Stock of the Company (the "Convertible Note"). As part of the purchase transaction, Micro-ASI has paid off a promissory note owed by BTI to the selling shareholder of $600,000. Additionally, the Company has committed to purchase $750,000 of capital equipment to be used in BTI's flip-chip assembly due ninety days after the completion of one or more private placements having an aggregate gross offering amount in excess of $6,000,000 (the "Capital Contribution"). This will also be treated as part of the investment, since it is part of the purchase agreement. As of June 30, 2000, approximately $66,000 of this capital equipment had been purchased, bringing the investment to date as of June 30, 2000 to approximately $4.7 million. The purchase of the $750,000 of capital expenditures will bring the total investment to approximately $5.3 million. The payment of the Cash Note, the Purchase Note, the Convertible Note, and the capital contribution are secured by a stock pledge agreement pursuant to which the Company has pledged all of the BTI Common Stock. The purchase price is not subject to any post-closing adjustments. The acquisition of BTI provides the Company with manufacturing capabilities to produce the redesigned products and offer turnkey solutions to its customers. Because the seller of BTI still retains voting control, the Company will not consolidate the operations of BTI until the obligations noted above are satisfied.



In February 2000, the Company obtained a $1.3 million line of credit arrangement that expires in March 2001 from a financial institution. This line of credit was personally guaranteed by Cecil E. Smith, Jr. and Joel E. Claybrook.



The Company held a Special Meeting of the Shareholders on March 1, 2000 to approve an increase in the authorized preferred shares from 1,000,000 to 15,000,000 and to approve an increase in the authorized common shares from 20,000,000 to 75,000,000 shares and authorize the board to issue blank check Preferred Stock. The shareholders approved this increase and change to the Articles of Incorporation.



The preferred stock purchasers also received warrants to purchase 4.8 million shares of common stock with an exercise price of $1.00 expiring three years from purchase date. In April 2000, the Company completed the sale of 8 million shares of Series A preferred stock with net cash proceeds of $7,595,000.



Dividends on the preferred stock shall accrue at the rate of 10% per annum and are payable in kind through issuance of additional preferred shares. The preferred stock holders are entitled to preference on liquidation. The Company has the right to redeem the preferred shares at $1.65 per share prior to December 31, 2000. The preferred stock holders have rights to convert to common stock at a time and amount based on the performance of the Company. The preferred stock holders have the right and power to elect one fewer than a majority of the directors. As long as at least 3,000,000 shares of the preferred stock are outstanding, certain actions by the Company require approval of the preferred stock holders. The preferred stock holders have limited preemptive rights to acquire additional shares of the Company's Stock.

On July 21, 2000, Micro-ASI, Inc. completed the acquisition of the assets of EPI Technologies, Inc., a Texas corporation ("EPI"), pursuant to an asset purchase agreement (the "EPI Agreement"). EPI is an electronics test contractor headquartered in Plano, Texas. The purchase was effective July 2, 2000.

The total aggregate purchase price for the assets of EPI is $4,863,114. The purchase price includes (i) a cash payment at closing of $300,000, (ii) a Secured Promissory Note from the Company to EPI in the amount of $1,613,114, due January 31, 2001, with one accrued interest payment due on October 15, 2000 and the balance of the principal and interest due on January 31, 2001 and (iii) a Secured Promissory Note in the amount of $2,950,000 from the Company to EPI with
(a) one accrued interest only payment due October 5, 2000, (b) one accrued interest only payment due January 5, 2001 and (c) 14 quarterly installments thereafter with each installment equal to $210,714.28 in principal plus any accrued interest with a final payment due July 5, 2004. The promissory notes are secured by the assets of EPI, excluding Accounts Receivable and Inventory. Should the Company obtain financing from a financial institution, and payoff the $1,613,114 note, the EPI Agreement stipulates that EPI will subordinate its first lien position on the other than intellectual property pledge to the financial institution. The purchase price is not subject to any post closing adjustments. The purchase was not from a related party.


In August, 2000 the Company leased approximately $5 million in capital equipment. This includes production equipment and equipment for the research and development center. The Company also anticipates that it will lease an additional $12.3 million in both research and development equipment and production equipment to further increase the capacity of BTI over a period of the next 24 months.






Micro-ASI anticipates it will increase its number of employees from 110 as of August 31, 2000 to approximately 200 employees over a period of approximately 12 months. This includes the employees of BTI and EPI.



Should additional funding become necessary, the Company may consider debt or additional equity financing as alternatives.


IMPACT OF THE YEAR 2000


The Year 2000 Issue is primarily the result of computer programs being written using two digits rather than four to define the applicable year. There are no material Year 2000 compliance requirements confronting the Company since it has no current operating business. The Company's current financial and administrative systems are fully compliant. Accordingly, the Company has no ongoing remediation plans with respect to its current systems, however, should the Company experience a problem, the costs to fix such problems would be nominal. As the Company only recently acquired its financial and administrative systems, the systems acquired were determined to be fully Year 2000 compliant prior to purchase. As of August 31, 2000, no Year 2000 problems have been encountered.

The Company continues to assess the impact, if any, the Year 2000 Issue will have on its key vendors and potential strategic partners before the inception of a relationship. As of August 31, 2000, the Company is not aware of the existence of any significant Year 2000 Issue with any its key vendors and potential strategic partners.


ITEM 3 DESCRIPTION OF PROPERTY:


The Company currently leases office space in Dallas, Texas in Park Central Plaza 1 at 12655 N. Central Expressway, Suite 1000, Dallas, Texas 75243. The previous lease expired April 30, 2000 and at the base rate of $8,330 per month. On April 6, 2000 the Company entered into a new lease commencing on May 1, 2000 and for a two year term. Base rent under the new lease is $11,433 per month for a total base rent under the lease of $137,199.



On April 10, 2000 the Company entered into a lease for its Technology Integration Deployment Center. This lease commenced on May 1, 2000 and is for a five year term. Base rent is $9,235 per month through April 2001 and $9,654 per month for the period of May 2001 through April 2005. Total base rent under this lease if $574,218.



Effective July 2, 2000, the Company entered into a sub lease for its manufacturing facility from EPI Technologies, Inc. This lease commences on July 2, 2000 and terminates on January 31, 2005. Base rent is $23,686 per month through January 21, 2002 and is estimated at $25,226 from February 1, 2002 through January 31, 2005. Total base rent under this lease is $1,358,170.

On July 21, 2000, the Company entered into a sub lease for its manufacturing facility from Sportron International, Inc. This lease commences on September 25, 2000 and terminates on March 31, 2002. Base rent is $10,062 per month through March 31, 2002. Total base rent under this lease is $181,121.

ITEM 4 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT:

UPDATE


The following tables set forth, as of August 31, 2000, the name and number of voting shares of the Company's Common and Preferred Stock, par value $0.001 per share, held of record or beneficially by each person who held of record or was known by the Company to own beneficially more than 5% of the 22,587,961 issued and outstanding shares of the Company's Common Stock or 8,291,300 shares of the Company's Preferred Stock and the shareholdings of the officers and directors of the Company.



------------------------------------------------------------------------------------------------------------
Title of Class        Name and Address                   Amount (1),(2)                      % of Class
------------------------------------------------------------------------------------------------------------
Common                Cecil E. Smith, Jr. (3)            3,703,396                           15.3%
                      Park Central Plaza I
                      12655 N. Central Expressway
                      Suite 1000
                      Dallas, Texas 75243
------------------------------------------------------------------------------------------------------------
Common                Joel E. Claybrook (4)              1,351,700                            5.8%
                      Park Central Plaza I
                      12655 N. Central Expressway
                      Suite 1000
                      Dallas, Texas 75243
------------------------------------------------------------------------------------------------------------
Common                Dr. Meng-Sheng Lin (5)             1,175,000                            5.2%
                      Park Central Plaza I
                      12655 N. Central Expressway
                      Suite 1000
                      Dallas, Texas 75243
------------------------------------------------------------------------------------------------------------
Common                Dr. Myles Welborn                    111,900                               *


------------------------------------------------------------------------------------------------------------
Common                James Hamner (6)                     255,000                               *


------------------------------------------------------------------------------------------------------------
Common                Dr. James Dukowitz (7)               425,000                            1.9%


------------------------------------------------------------------------------------------------------------
Common                Scott Smith (8)                      262,500                            1.2%


------------------------------------------------------------------------------------------------------------
Common                Jerry Kline (9)                      350,000                            1.5%


------------------------------------------------------------------------------------------------------------
Common                Eaglestone Investment
                        Partners I, LP (10),(11)         2,100,000                            8.5%

Preferred                                                3,627,444                           44.6%

------------------------------------------------------------------------------------------------------------
Common                Signal Lake Venture Fund, LLC
                        (11),(12)                          900,000                            3.8%

Preferred                                                1,554,619                           19.3%

------------------------------------------------------------------------------------------------------------
Common                Hare & Co. (11),(13)               1,200,000                            5.1%

Preferred                                                2,072,825                           25.7%

------------------------------------------------------------------------------------------------------------
Common                Gary Bottoms (14)                  1,416,667                            6.2%


------------------------------------------------------------------------------------------------------------
Common                Competitive Technologies,            300,000                            1.3%
                      Inc. (11),(15)
Preferred                                                  518,206                            6.5%

------------------------------------------------------------------------------------------------------------
Common                Marise Segelov (11),(16)             300,000                            1.3%

Preferred                                                  518,206                            6.5%

------------------------------------------------------------------------------------------------------------
Common                Robert J. Hoyt                     1,800,000                            8.0%
                      174 The Masters Circle
                      Costa Mesa, CA 92627
------------------------------------------------------------------------------------------------------------
Common                All Directors &                    7,634,496                           33.8%
                      Officers as a
                      Group
                      (9 persons) (17)
------------------------------------------------------------------------------------------------------------

*Denote less than 1% ownership.


(1) The rules of the SEC provide that, for the purpose hereof, a person is considered the "beneficial owner" of shares with respect to which the person, directly or indirectly, has or shares the voting or investment power, irrespective of his economic interest in the shares. Unless otherwise noted, each person identified possesses sole voting and investment power over the shares listed, subject to community property laws.


(2) Based on a total of 22,587,961 shares of Common Stock issued and outstanding as of the August 31, 2000, Shares of Common Stock subject to options or warrants that are exercisable within 60 days of August 31, 2000, are deemed beneficially owned by the person holding such options for the purposes of calculating the percentage of ownership of such person but are not treated as outstanding for the purpose of computing the percentage of any other person.






(3) Mr. Smith's shares include 175,000 and 1,500,000 shares that could be purchased based on stock options and warrants held, respectively.



(4) Mr. Claybrook's shares include 175,000 and 450,000 shares that could be purchased based on stock options and warrants held, respectively.



(5) Dr. Meng-Sheng Lin's shares include 125,000 shares that could be purchased based on stock options held.



(6) Mr. Hamner's shares include 250,000 shares that could be purchased based on stock options held.



(7) Dr. Dukowitz's shares include 400,000 shares that could be purchased based on stock options held. Dr. Dukowitz's spouse currently owns 25,000 shares of common stock which is deemed beneficially owned by Dr. Dukowitz.



(8) Mr. Smith's shares consist of 262,500 shares that could be purchased based stock options held.



(9) Dr. Kline's shares include 250,000 shares that could be purchased based on stock options held.



(10) Eaglestone Investment Partners I, LP's shares of common stock consist of 2,100,000 shares that could be purchased based on warrants held.



(11) Dividends of preferred stock in the amount of 293,600 shares were declared through August 31, 2000 and have been included in each preferred shareholders ownership.



(12) Signal Lake Venture Fund, LLC's shares of common stock consist of 900,000 shares that could be purchased based on warrants held.

(13) Hare & Company's shares of common stock consist of 1,200,000 shares that could be purchased based on warrants held.



(14) Mr. Bottom's shares consist of 1,416,667 shares into which he has an immediate right to convert a note due him from the Company for $1,416,667.



(15) Competitive Technologies' shares of common stock consist of 300,000 shares that could be purchased based on warrants held.



(16) Marise Segelov's shares of common stock consist of 300,000 shares that could be purchased based on warrants held.

(17) Includes 1,637,500 and 1,950,000 shares that could be purchased based on stock options and warrants held, respectively.


ITEM 5 DIRECTORS, EXECUTIVE OFFICERS,
PROMOTERS AND CONTROL PERSONS:


Shown in the table below are the Directors, Officers and Significant Employees of the Company as of August 31, 2000. The Company will be dependent on the services of its management and key personnel, particularly Cecil Smith and Joel Claybrook. Although the Company does not anticipate losing any of its key executives, the loss of any key member of management could have an adverse effect on the Company's operations.




------------------------------------------------------------------------------------------------------------------------
                                                                    Director/     Director                 Significant
            Name                           Position                  Director      Class/      Officer      Employee
                                                                      Since         Term
------------------------------------------------------------------------------------------------------------------------
Cecil E. Smith, Jr.           Chairman of the Board of                  X           III           X             X
                              Directors                                2/95       3 Years

Joel E. Claybrook             Vice Chairman,                            X           III
                              Chief Executive Officer,                 4/98       3 Years         X             X
                              Chief Financial Officer
                              Member, Board of Directors

Dr. Meng-Sheng Lin            Director of International                 X            II                         X
                              Development                              6/99       2 Years
                              Member, Board of Directors

Dr. Myles Welborn             Member, Board of Directors                X            I
                                                                       9/99        1 Year

James Hamner                  Member, Board of Directors                X            I            X             X
                                                                       9/99        1 Year

Jeffrey D. Warren             Member, Board of Directors                X            I
                                                                       4/00        1 Year

Dr. Bart Stuck                Member, Board of Directors                X            I
                                                                       4/00        1 Year

Scott Smith                   President                                                           X             X

Dr. James Dukowitz            Executive Vice President and                                        X             X
                              Chairman of the Executive
                              Committee of the Office of
                              the Chief Executive

Jerry Kline                   Vice President of                                                   X             X
                              Technological Development

Sarah Stangl                  Vice President, Finance                                                           X

------------------------------------------------------------------------------------------------------------------------

On December 15, 1999, the Company held their Annual Meeting of Shareholders. At that meeting, the shareholders approved the new slate of directors as described in the Company's Proxy Statement filed on December 3, 1999. The Shareholders also approved a change in the terms of office for members of the Board of Directors, which is described in the detailed Proxy Statement, which is incorporated by reference.


CECIL E. SMITH, JR., 63, serves as Chairman of the Board of Directors of the Company. Since 1973, Mr. Smith has served as Chief Executive Officer of S&N Corporation ("S&N"), a provider of strategic planning and business development services to the electronics industry. Mr. Smith served as a director for Microelectronic Packaging Systems, Inc. from 1991 to 1996, and as Executive Vice President and Director of Alcoa Electronic Packaging, Inc. from December 1988 to March 1992. Mr. Smith attended the University of Texas and performed advanced studies with the American Management Association (Executive Development) in Hemphill, New York and Bell Laboratories (Advanced Semiconductor Technology) in Phillipsburg, Pennsylvania.


JOEL E. CLAYBROOK, 50, serves as a member of the Board of Directors, and as Chief Executive Officer and Chief Financial Officer of the Company. Mr. Claybrook has 25 years experience in finance, marketing, and administrative management including over 10 years experience in sales management with the high tech and communications industries. Prior to joining Micro-ASI, Inc. in 1998, Mr. Claybrook served four years as General Partner of Hawk Financial Company, Ltd., an automobile finance company. From 1992 to 1993, he served as Chief Financial Officer for Pinpoint Communications, Inc., a Texas based high-tech wireless data communications company. Mr. Claybrook, a Certified Public Accountant, has served as Chief Financial Officer of several companies and practiced as a financial consultant to the service, distribution, and manufacturing industries. He received a Bachelor of Business Administration degree in 1971 from The University of North Texas.

DR. MENG-SHENG LIN, 55, serves as a member of the Board of Directors and as Director of International Development. Dr. Lin has taught and practiced medicine for 29 years. Dr. Lin earned her Doctor of Medicine degree from Peking China Medical College in 1970. As well, from 1982-83, Dr. Lin was a Postdoctoral Fellow with the World Health Organization at the M.D. Anderson Hospital & Tumor Center, University of Texas Health Science Center.

DR. MYLES WELBORN, 71, has 40 years experience in dentistry, and has served as teacher and principal in the Texas school system. Upon earning a Bachelors Degree from Hardin-Simmons University in 1949, Dr. Welborn served in the Army for three years, attaining the rank of Corporeal Chief of Congressional Section of the General's Office. After the military, he spent several years in education as a teacher and principal in elementary schools. Dr. Welborn attended the Baylor College of Dentistry, earning a DDS with honors. Since 1960 he has been practicing dentistry.

JIM HAMNER, 61, has forty years of business experience, specializing in information technology. He began his professional career in 1960 at the U.S. Naval Ordnance Laboratory in Corona, California, working in early computing evaluations of missile development and testing. Since 1998, Mr. Hamner has been employed as a Senior Manager at Andersen Consulting in Dallas. For 32 years prior to 1998, he was employed by Texas Instruments in Dallas, Texas in multiple technical, management, and administrative roles. He holds a Bachelors Degree in Mathematics from Baylor University.


Dr. Bart W. Stuck, 53, serves on the Board of Directors. In 1999 he co-founded Signal Lake Venture Fund LP, a Westport CT and Boston MA based early stage venture capital fund. In 1984 Stuck founded Business Strategies LLC to work with leading edge computer communications, hardware and software, equipment and services firms. From 1972 to 1984 he worked at Bell Laboratories in signal processing basic research. Stuck has published more than thirty technical papers and served on the Board of Governors of the IEEE Communications Society from 1984 to 1986. He holds the degrees of SBEE, SMEE and ScD all in electrical engineering from the Massachusetts Institute of Technology, Cambridge, MA.

Jeffrey D. Warren, 43, serves as an outside member of the Board of Directors. Warren joined Eaglestone Capital Services, Inc. in September 1998 to assist in the analysis, negotiation and execution of investment opportunities for Eaglestone. Warren was a corporate finance lawyer for approximately 17 years before joining Eaglestone, and also provided independent consulting services to merchant bankers and entrepreneurs engaged in acquisition transactions. Warren practiced law with Chamberlain, Hrdlicka in Houston, Texas, Squire, Sanders & Dempsey and its effective predecessors in Phoenix, Arizona, and with Keesal, Young & Logan in Los Angeles. As a corporate finance attorney, Warren managed a broad array of corporate finance, merger and acquisition and other transactions. As a consultant, Warren was actively involved in analysis and execution of acquisition transactions, primarily in the business consolidation area, and also in providing general business advice. He earned a B.A. from Purdue University and earned his J.D. from the University of Houston, both with honors. Warren also currently serves as a member of the Board of Directors of Floral Works, Inc.

SCOTT SMITH, 39, President, has been with the Company since February 1999 and is responsible for Manufacturing Operations. For the prior year, Mr. Smith was General Manager of the Dallas based manufacturing operations of Xetel Corporation, a large subcontract manufacturer of semiconductor products. Prior to his Xetel experience, Mr. Smith served six years as Vice President of Marketing and Sales for Outsource Solution, Inc. He has more than 16 years of electronic contract manufacturing experience in both the United States and Mexico. He has been involved in a number of successful start-up operations and held various positions with Alcoa Corporation in the Electronic Packaging Group, specializing in semiconductor packaging and manufacturing. Mr. Smith is a 1982 graduate of Baylor University with a Bachelor of Science degree. Scott is the son of Cecil E. Smith, Jr.


DR. JAMES DUKOWITZ, 54, is the Executive Vice President and Chairman of the Executive Committee of the Office of the Chief Executive. Dr. Dukowitz holds a Ph.D. from Massachusetts Institute of Technology, where he also served as Special Assistant to MIT President Dr. Jerome Wiesner to establish the Congressional Office of Technology Assessment. Prior to 1999, Dr. Dukowitz spent over 20 years with Texas Instruments in Dallas, Texas, serving as President of TI Asia and TI China for six years; Vice President of European and Latin American Marketing; and Vice President, Corporate Staff with responsibilities for Corporate Strategic Planning, Corporate Marketing, and Corporate Relations.

JERRY KLINE, 42, Vice President of Technological Development, has been with the Company since February 1999 and is responsible for Technological Development. Prior to joining the Company, Mr. Kline served 15 years with Raytheon Systems as Manager of Hardware Design for major military weapons systems. His most recent assignment at Raytheon was a $30,000,000 upgrade to a key avionics package for the F-16 aircraft. He is a 1980 graduate of Texas A&M University with a Bachelor of Science in Electrical Engineering degree and is a member of the Institute of Electrical and Electronics Engineers.





SARAH STANGL, 45, Vice President, Finance, has been with the Company since June, 2000 and is responsible for finance, accounting, information technology, and human resources. Ms. Stangl has over twenty-five years of financial, tax, and management accounting expertise. Her depth in corporate finance, cash management, and investment banking began with her background in corporate lending for major banking organizations, Texas Commerce, First City, and Chase Manhattan. Ms. Stangl's position in public accounting at Laventhol & Horwath led to experience in compliance reporting and financial strategies. Ms. Stangl, a Certified Public Accountant, served for 12 years as President and Managing Partner of a public accounting firm. She received her Bachelors of Business Administration with dual majors in finance and accounting from the University of Texas.


ITEM 6 EXECUTIVE COMPENSATION:

From inception to December 31, 1998, the Company had not paid any salaries to its officers. Beginning January 1, 1999, the Company started paying Joel E. Claybrook, President and CEO, an annual salary of $180,000. Cecil E. Smith, the Company's Chairman of the Board received $15,000.00 per month for consulting services and $10,000.00 per month for travel expenses, which was paid to his company S&N Consulting. This contract ended September 30, 1999 and he joined the Company as a salaried employee on October 1, 1999 at a salary of $180,000 per year.

On June 16, 1999, Dr Meng-Sheng Lin, in connection with an $860,000 purchase of Common Stock of the Company, was appointed to serve as a member of the Board of Directors. Additionally, on July 1, 1999, Dr. Lin joined the Company in the capacity of Director of International Development with an annual salary of $180,000.

On September 1, 1999, Dr. James A. Dukowitz joined the Company at a salary of $180,000 per year. Dr. Dukowitz has deferred 75% of his salary until the first quarter of 2000, at which time the deferred salary was paid. Dr. Dukowitz will receive full salary beginning April 1, 2000.


There are no compensatory plans or arrangements with respect to any person named as a director, officer, promoter, or control person which would result in payments to any such person because of his or her resignation, retirement, or other termination of such person's employment with the Company or due to any change of control. On February 23, 2000, the Board of Directors approved and entered into Employment Agreements with Cecil E. Smith, Jr. and Joel E. Claybrook.

                                               Summary Compensation Table

                                                Annual         Long Term
                                             Compensation     Compensation
                                             ------------     ------------                All Other
Name and                            Fiscal      Salary        Options/SAR's             Compensation
Principal Position                   Year       ($) (1)          (#)(6)(7)                  ($)
------------------                  ------      -------        -----------              ------------
Cecil E. Smith, Jr.                  1999        45,000          750,000                   255,000
  Chairman of the                    1998                                                  330,000
  Board(2)                           1997                                                  135,000
Joel E. Claybrook                    1999       180,000          750,000
  Vice Chairman, Chief               1998                                                   95,000
  Executive Officer                  1997                                                   40,000
  Chief Financial Officer (3)
Dr. Meng-Sheng Lin                   1999        90,000          500,000
  Director of Int'l
  Development (5)
Dr. James A. Dukowitz                1999        15,000          400,000
  Executive Vice President
  & Chairman of the
  Executive Committee of
  the Office of the Chief
  Executive (4)
Scott Smith
  President                          1999       110,000          250,000


----------------------------
(1) Salaries shown above are for the 12 months ended December 31, 1999.

(2) Cecil E. Smith, Jr. received consulting fees and expenses in lieu of salary until October 1, 1999. This consulting agreement ended September 30, 1999 when Mr. Smith became an employee of the Company.

(3) Joel E. Claybrook received consulting fees and expenses in lieu of salary until December 31, 1998. This consulting agreement ended December 31, 1998 when Mr. Claybrook became an employee of the Company.


(4) Dr. Dukowitz joined the Company September 1, 1999. He is deferring $45,000 of his salary until 2000.


(5) Dr. Lin joined the Company July 1, 1999.

(6) The above officers and directors were granted options pursuant to the 1999 Stock Option Plan. The total options granted have been included in the above table.

(7) A Special Meeting of the Shareholders was held on March 1, 2000 at which time the Shareholders approved an increase in the authorized shares of Common Stock and Preferred Stock.

OPTION EXERCISES AND HOLDINGS

            The following table sets forth information regarding options granted under the 1999 Stock Option Plan for each of the executive officers and employees named below:


Name                     Number of    % of        Exercise   Expiration   Number of     % of          Exercise     Expiration
                         Securities   Total       Price      Date         Securities    Total         Price        Date
                         Underlying   Incentive   Per                     Underlying    Non-Qualified per
                         Incentive    Options     Share ($)               Non-Qualified Options       Share ($)
                         Options (#)  Granted                             Options       Granted
                         (1) (2)      in 1999                             (#)(3)        in 1999
------------------------ ------------ ----------- ---------- ------------ ------------- -----------   ----------  -------------
Cecil E. Smith, Jr.          500,000      18.2%        1.10     9/6/2004       250,000      50.00%        1.00      9/6/2009
------------------------ ------------ ----------- ---------- ------------ ------------- -----------   ----------  -------------
Joel E. Claybrook            500,000      18.2%        1.10     9/6/2004       250,000      50.00%        1.00       9/6/2009
------------------------ ------------ ----------- ---------- ------------ ------------- -----------   ----------  -------------
Dr. Meng-Sheng Lin           500,000      18.2%        1.00     9/6/2009
------------------------ ------------ ----------- ---------- ------------ ------------- -----------   ----------  -------------
Scott Smith                  250,000       9.1%        1.00     9/6/2009
------------------------ ------------ ----------- ---------- ------------ ------------- -----------   ----------  -------------
Dr. James Dukowitz           400,000      14.4%        1.00     9/6/2009
------------------------ ------------ ----------- ---------- ------------ ------------- -----------   ----------  -------------
Jerry Kline                  200,000       7.3%        1.00     9/6/2009
------------------------ ------------ ----------- ---------- ------------ ------------- -----------   ----------  -------------

------------------------ ------------ ----------- ---------- ------------ ------------- -----------   ----------  -------------

------------------------ ------------ ----------- ---------- ------------ ------------- -----------   ----------  -------------

As of August 31, 2000, the shareholders approved increasing the number of shares available under the 1999 Stock Option Plan to a total of 10,000,000 shares of common stock.


(1) No shares have been exercised under this Plan.

(2) The Incentive options are first exercisable 25% in 1999, 25% in 2000, 25% in 2001 and 25% in 2002. The exercise price is $1.00 per share except for Messer's. Cecil E. Smith, Jr. and Joel E. Claybrook who have an exercise price of $1.10 per share.

(3) The Nonqualified options are first exercisable 20% per year for five years beginning in 1999 at $1.00 per share.

EMPLOYMENT CONTRACTS


On February 23, 2000, the Company entered into Employment Agreements with Cecil
E. Smith, Jr., Chairman of the Board, and Joel E. Claybrook, CEO & CFO.


The term of the Employment Agreements are for a period of four years, respectively, ending December 31, 2003. The base salaries were set at the current rates of $180,000 per year with any increases to be determined by the Board of Directors. Both are entitled to participate in all employee benefit plans. Both employees will be entitled to six weeks vacation per year. The Company will use its best efforts to nominate each individual for a position on the Board of Directors during the period of the Agreement and at any general election of directors. The Agreements provide provisions for termination by the Company with and without cause. Causes for termination are conviction of fraud, embezzlement, theft or other criminal conduct and willful misconduct or gross negligence. The Agreements also provide provisions for termination by the employees. Causes for termination by the employee are reduction in salary, significant reduction in aggregate value of benefits, material and willful breach of the Agreement by the Company, removal from position, significant adverse change in nature or scope of authority, change of control of the Company and assignment of any duties inconsistent with status of job description.

The Agreements provide that if the employees are terminated without cause or terminated for good reason by the employee, the Company will continue the installments of the base salary for a term of two years or the Agreement expiration date whichever is greater, the issuance of Common Stock fully paid and non-assessable and certain other payments.


In April 2000, the Company entered into Employment Agreements with James A. Dukowitz, Chairman of the Executive Committee of the Office of the CEO; Jerry
D. Kline, Vice President of Technological Development; Scott E. Smith, President; and James Hamner, Secretary. The terms of the Employment Agreements extend through December 31, 2003. The base salaries were set at the current rates of $180,000, $210,000, $225,000 and $160,000 respectively, with any increases to be determined by the Board of Directors. The Agreements provide provisions for termination with and without cause.

In July 2000, the Company entered into Employment Agreements with John Pierce, Director of R & D; Bob Zagotta, Quality and Engineering Manager; and Phil Gier, Operations Manager. These employees were former employees of EPI Technologies, Inc. The terms of the Employment Agreements extend through June 30, 2002. The base salaries were set at the current rates of $175,000, 110,000, and 110,000, respectively, with any increases to be determined by the Board of Directors. The Agreements provide provisions for termination with and without cause. These Agreements are attached as Exhibits.


ITEM 7 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Micro-ASI's promoters were as follows:


                                   Percentage Ownership
        Name                    Initially     Currently
--------------------------      ---------   --------------
Cecil E. Smith(1)                 45.00%       15.30%
Joel E. Claybrook(1)              12.00%        5.80%
Timothy M. Da Silva(1)(2)         12.50%        2.70%
Robert J. Hoyt(3)                 15.00%        8.00%
BLB Financial, Inc.(4)            10.00%        0.00%



(1) Cecil E. Smith, Joel E. Claybrook, and Timothy M. Da Silva were the initial officers and directors of the Company and they each received ownership interests in the Company as a result of being founders.

(2) The percentage ownership interest of Mr. Da Silva has decreased because he is no longer associated with the Company. Mr. Da Silva returned 1,000,000 shares to the Company and was issued 100,000 shares as described in Item 4.

(3) Robert J. Hoyt loaned the Company $500,000 which was converted to a 15% ownership interest in the Company. His percentage ownership interest has decreased due to dilution from sales of stock.

(4) BLB Financial received a 10% ownership interest in the Company to provide future services of financial consulting and managing investor relations. The collective percentage ownership interest of BLB, including its affiliate Highland Funding, and control individuals of these entities, has increased due to additional stock being issued in consideration of providing Micro-ASI with convertible note financing and financial consulting. BLB Financial was dissolved and the shares of Micro-ASI were dispersed to the various owners of BLB. No one owner holds more than five percent.

The Company had a consulting agreement with a firm owned by the Company's Chairman for the design, development and marketing of MCMs. Fees and expenses paid totaled $330,000 and $255,000 in 1998 and 1999, respectively. This agreement ended September 30, 1999 when the Chairman joined the Company as a full time employee.

The Company had a consulting agreement with a firm owned by the Company's Chief Executive Officer for administrative and financial management. Fees and expenses paid totaled $95,000 in 1998. This agreement ended in December 1998 when he joined the Company as a full time employee.


The Company paid $52,000 to Willow Technologies, company controlled by Patrick Antaki, who owns 1.2% of the Company's common stock, for the year ended December 31, 1998.



The Company paid consulting fees of $70,000 for the year ended December 31, 1999 for assistance with the development of its business strategy to a company owned by James Dukowitz and Ari Reuben, two current employees of the Company. These fees were paid prior to these individuals joining the Company. The agreement also called for the issuance of 28,000 shares of the Company's stock, which were issued in March 2000.

The Company paid $10,000 and $349,350 to Kingdom Capital in 1998 and 1999, respectively. In addition, the Company granted 0 and 750,000 shares of common stock valued at 0 and $750,000 to Kingdom Capital for financial and investor relation services for 1998 and 1999, respectively. Kingdom Capital is a stockholder of the Company.



The Company paid J&N $74,000 in cash and $50,000 in common stock for financial consulting services in 1999. The services provided by J&N were primarily to assist in developing an investors relation program, identify potential investors, assist in developing business a business plan and financial model, and assist in developing public and media relations. The services of J&N were not related to any financing or equity offerings. J&N is a shareholder of the Company.






The Company paid approximately $25,886 in consulting fees and expenses to James Hamner for the year ended December 31, 1999. The Company paid approximately $7,600 in consulting fees and expenses to James Hamner for the six months ended June 30, 2000 and issued 5,000 shares of common stock for services. James Hamner is the secretary and a director of the Company.

The Company paid $185,010 to Raith Enterprises, Inc. for the six months ended June 30, 2000 and 0 for the six months ended June 30, 1999. For the six month ended June 30, 2000, the Company granted 180,000 shares of common stock valued at $180,000, for financial and investor relation services and 0 during the same period in 1999. Raith Enterprises, Inc. was in stockholder of the Company.

The Company paid approximately $12,794 for accounting and consulting services to Stangl & Associates, P.C. for the six months ended June 30, 2000. Sarah Stangl is a significant employee of the Company.

The terms of the related party transactions are equal to services that could be obtained by unaffiliated parties.


ITEM 8 DESCRIPTION OF SECURITIES:


As of December 31, 1999, the Company had 21,000,000 shares authorized, of which 20,000,000 shares are designated as common stock, par value $0.001 (the "common stock"), and of which 19,227,111 were issued and outstanding, and 1,000,000 shares are designated as preferred stock, par value $0.01 (the

 "preferred stock"), none of which was outstanding. As of August 31, 2000, the Company had 75,000,000 shares of common stock authorized, of which 22,587,961 were issued and outstanding, and 15,000,000 shares of Preferred Stock, of which 8,000,000 were outstanding.

The holders of the common stock are entitled to one vote per share on each matter submitted to a vote at any meeting of shareholders. Shares of Common Stock do not carry cumulative voting rights, and a majority of the shares of outstanding common stock will be able to elect the entire Board of Directors. If they do so, minority shareholders will not be able to elect any persons to the Board of Directors. The Company's bylaws provide that a majority of the issued and outstanding shares of the Company shall constitute a quorum for shareholders' meetings, except with respect to certain matters for which a greater percentage is required by statute or the bylaws.

Shareholders of the Company have no preemptive rights to acquire additional shares of common stock or other securities. In the event of liquidation, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities.

Holders of common stock are entitled to receive such dividends as the Board of Directors may from time to time declare out of funds legally available for the payment of dividends. The Company seeks growth and expansion of its business through the reinvestment of profits, if any, and does not anticipate that it will pay dividends in the foreseeable future.


On February 23, 2000, the Board of Directors granted 1,500,000 and 450,000 warrants to Cecil E. Smith, Jr. and Joel E. Claybrook, respectively. These warrants were granted in conjunction with their personal guarantees of a line of credit for the Company. The warrants have an exercise period of 10 years and are exercisable at $1.00 per share. The face value of these warrants of $1.45 million was expensed as a fee associated with obtaining the line of credit.

On February 23, 2000, the Board of Directors approved the grant of 200,000 Non-Qualified Stock Options to David H. Segrest, a partner in the law firm of Gardere & Wynne, LLP., the Company's legal counsel. These options were granted to Mr. Segrest as payment in lieu of cash as a member of the Executive Committee of the Office of the CEO. These options are exercisable at $1.00 per share with a duration of ten years. The face value of these options of $172,000 will be expensed over the estimated term of his tenure on the Executive Committee, currently estimated at $17,200 per year.


During the month of April 2000, the Company sold 1,600,000 units consisting of 5 shares of preferred stock and 3 warrants each for a total of 8,000,000 shares of preferred stock and 4,800,000 warrants. Net proceeds to the Company were $7,575,000. Dividends on the preferred stock shall accrue at the rate of 10% per annum and are payable in kind through issuance of additional preferred shares. As of June 30, 2000, declared dividends were 91,300 shares of preferred stock. In August, 2000, the Company declares dividends of 91,300 shares of preferred stock. The preferred stock holders are entitled to preference on liquidation. The Company has the right to redeem the preferred shares at $1.65 per share prior to December 31, 2000. The preferred stock holders have rights to convert to common stock at a time and amount based on the performance of the Company. The preferred stock holders have the right and power to elect one fewer than a majority of the directors. As long as at least 3,000,000 shares of the preferred stock are outstanding, certain actions by the Company require approval of the preferred stock holders. The preferred stock holders have limited preemptive rights to acquire additional shares of the Company's Stock. Additionally, options to purchase 300,000 shares of common stock were granted to Frost Securities and 150,000 and 175,000 shares of common stock were granted to David Segelov and Jason Cooper, respectively, for their assistance in raising the above financing.

                                    PART II.

ITEM 1 MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

There is no trading market for the Company's Common Stock at present. Management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the market of the Company's securities. Management does not intend to initiate any discussion until such time as the Company has fully become a reporting company, on a voluntary basis, with the Securities and Exchange Commission and has filed all the financial statements and disclosure documents. There is no assurance that a trading market will ever develop or, if such market does in fact develop, that it will continue.


As of August 31, 2000, there were approximately 1,200 holders of the Company's Common Stock.


The Company has not, nor does it intend to declare any dividends on its Common Stock in the future. The Company has no current restrictions on paying dividends.


Dividends on the preferred stock shall accrue at the rate of 10% per annum and are payable in kind through issuance of additional preferred shares. In May and August, 2000, the Company declared 91,300 and 200,000 shares of preferred stock, respectively.


ITEM 2 LEGAL PROCEEDINGS

To the knowledge of the Company, neither the Company nor any of its officers and directors are a party to any material legal proceeding or litigation and such persons know of no legal proceeding or litigation contemplated or threatened as of the date of this registration.

ITEM 3 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Change in Accountants:

On March 31, 1999, the Board of Directors approved a change in independent accounting firms to be effective for its audit of the 1998 financial statements. The Board believed it was in the best interest of the Company to engage a larger accounting firm. The prior firm, Jones, Jensen and Company, was dismissed in favor of Ernst & Young LLP.

Micro-ASI had no disagreements with Jones, Jensen and Company on any accounting or reporting issues. Jones, Jensen and Company had performed the audit the previous two years (1997 and 1996) and had issued an unqualified opinion with the going concern disclaimer indicating that Micro-ASI was a development stage company. A letter from Jones, Jensen and Company agreeing with the above statements is attached as Exhibit 16.1.

ITEM 4 RECENT SALES OF UNREGISTERED SECURITIES

As of January 1, 1997, there were 12,000,000 shares of Common Stock outstanding, all held by the original founders and promoters.

From May 1997 to December 1997, the Company issued 3,575,000 shares of Common Stock to Highland Funding Group, Inc., a Nevada Corporation, upon Highland Funding Group, Inc.'s conversions of eight convertible secured notes with an aggregate principal amount of $577,500. In addition to the shares issued pursuant to the conversions, the Company sold 425,000 shares of Common Stock in March and April of 1998 for a total consideration of $422,500. These transactions, totaling proceeds of $1,000,000, were made pursuant to Section 3(b) and Rule 504 of Regulation D of the Securities Act of 1933. These shares were sold to 36 investors.

On August 8, 1997, the Company received a Desist & Refrain Order to stop selling securities until the shares were qualified in California or unless the shares were exempt from qualification. The Company subsequently established its exemption in California.

BLB Financial, Inc., through its affiliate Highland Funding, loaned Micro-ASI $577,500 as stated above, in the form of convertible notes. These notes were converted into Micro-ASI Common Stock. The notes were converted for 3,575,000 shares as follows: April 18, 1997-150,000 shares; June 18, 1997-375,000 shares; July 24, 1997-625,000 shares; August 13, 1997-625,000 shares; August
29,1997-1,000,000 shares; September 29, 1997-300,000 shares; October 23,
1997-300,000 shares; and December 1, 1997-200,000 shares. The sole relationship between BLB and Highland Funding to Micro-ASI was initially as a source of funding. They later became a financial and investor relations consultant.

After the convertible notes were converted into Common Stock by Highland Funding Group, Highland sold some of the converted shares of Micro-ASI Common Stock to Virginia residents without the knowledge or consent of Micro-ASI. Approximately 1,284,200 shares were sold to 280 shareholders by Highland during the period from May 6, 1997 to September 24, 1997. Because these shares were owned by Highland and not sold directly by Micro-ASI, it was the opinion of legal counsel that this was a secondary sale and not a sale of original securities.

In March, 1998 the Virginia State Corporation Commission notified the Company that an investigation had been instituted regarding stock sold under Rule 504 to Virginia residents. The Virginia State Corporation Commission concluded the Company had not violated any Virginia securities laws. However, the Virginia State Corporation Commission did order Highland Funding Group, Inc. and their affiliate, BLB Financial, Inc., to offer the Virginia investors the option to rescind their stock purchases and have their money returned. Highland Funding Group, Inc. and their affiliate, BLB Financial, Inc. complied with this order to the satisfaction of the Virginia State Corporation Commission.

In April 1999, the Company and one of its original promoters finalized an agreement whereby 1,000,000 shares of stock previously issued to the promoter, on the condition that he join the Company as a full time employee, were returned as it was agreed that the promoter did not join the Company as a full-time employee. 100,000 shares were reissued in association with this transaction and are included in the line item "issuance for services" for 876,775 shares on the Statements of Stockholders' Equity for the period ended December 31, 1999.

The Company also issued 776,775 shares of Common Stock for services rendered to Micro-ASI. This stock was valued at $776,775. The value used was the same value as those shares that were sold for cash. These shares were issued as follows:
750,000 shares to the Kingdom Capital during 1999; 2,500 shares to Soloman Lichtenstein on March 4, 1999; 7,400 shares to Jaron Nunez on March 29, 1999; 7,500 shares to Yeshiva Hapleta on June 8, 1999; 4,375 shares to Boyoner Gemilas on August 10, 1999; and 5,000 shares to Yehuda Freidman on August 10, 1999.

From August 1998 to December 31, 1999, the Company sold 3,006,536 shares of Common Stock for $3,006,536 in a private offering. The Company allowed accredited and/or sophisticated purchasers who were either current shareholders of the Company or who had relationships with the Company or its shareholders to purchase shares pursuant to the exemption provided under Section 4(2) and Rule 506 of Regulation D of the Securities Act of 1933. These securities were offered directly by the Company through a Private Placement Memorandum, which has been furnished to the Commission. The Company is not aware of any purchasers, nor did it offer its stock to any purchasers other than those investors who had relationships with Micro-ASI or its shareholders.


From January 1 to June 30, 2000, the Company issued 3,360,850 shares of common stock for $2,601,850 in cash in a private offering and $759,000 for services. The Company only allowed accredited and/or sophisticated purchasers who were either current shareholders of the Company or who had relationships with the Company or its shareholders to purchase shares pursuant to the exemption provided under Section 4(2) and Rule 506 of Regulation D of the Securities Act of 1933. These securities were offered directly by the Company through a Private Placement Memorandum, which has been furnished to the Commission. The Company is not aware of any purchasers, nor did it offer its stock to any purchasers other than those investors who had relationships with Micro-ASI or its shareholders.

ITEM 5 INDEMNIFICATION OF DIRECTORS AND OFFICERS


Article IX of the Company's Restated Articles of Incorporation provides for director liability indemnification. It states that the director shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of duty of care or other duty as a director except for certain acts or omissions. (See Article IX of the Company's Articles of Incorporation.) It also provides for limitation of liability to the fullest extent permitted by the Texas Business Corporation Act for the Company's directors.


Article 8 of the Company's Bylaws provides for indemnification permitted by Section G of Article 2.02-1 of the Texas Business Corporation Act or any successor statute for its Officers and Directors. (See Article 8 of the Company's Bylaws).

                                    PART F/S

INDEX TO FINANCIAL STATEMENTS


                                                                               PAGE
Report of Independent Auditors ............................................    F - 2
Balance Sheets as of December 31, 1999 and June 30, 2000 (unaudited).......    F - 3

Statements of Operations for the years ended December 31, 1998 and 1999, the period from inception (February 1, 1995) through December 31, 1999, the six months ended June 30, 1999 and 2000 (unaudited), and the period from
  inception (February 1, 1995) through June 30, 2000 (unaudited) ..........    F - 4

Statements of Stockholders' Equity (Deficit) for the period from inception
  (February 1, 1995) through December 31, 1999 and the six months ended
  June 30, 2000 unaudited) ................................................    F - 5

Statement of Cash Flows for the years ended December 31, 1998 and 1999, the period from inception (February 1, 1995) through December 31, 1999, six months ended June 30, 1999 and 2000 (unaudited), and the period from
  inception (February 1, 1995) through June 30, 2000 (unaudited) ..........    F - 6

Notes to Financial Statements .............................................    F - 7

                         Report of Independent Auditors






The Board of Directors
Micro-ASI, Inc.

We have audited the accompanying balance sheet of Micro-ASI, Inc. (a development stage company) as of December 31, 1999 and the related statements of operations, stockholders' equity (deficit) and cash flows for the two years in the period then ended, and for the period February 1, 1995 (inception) through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Micro-ASI, Inc. for the period February 1, 1995 (inception) through December 31, 1997, were audited by other auditors whose report dated September 21, 1998 expressed an unqualified opinion on those statements. The financial statements for the period February 1, 1995, (inception) through December 31, 1997, include a deficit accumulated during the development stage of $1,178,191. Our opinion on the statements of operations, stockholders' equity (deficit), and cash flows for the period February 1, 1995, (inception) through December 31, 1999, insofar as it relates to amounts for prior periods through December 31, 1997, is based solely on the report of other auditors.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Micro-ASI, Inc. as of December 31, 1999 and the results of its operations and its cash flows for the two years in the period then ended and the period from February 1, 1995 (inception) through December 31, 1999, in conformity with accounting principles generally accepted in the United States.


                                             /s/ ERNST & YOUNG LLP


Dallas, Texas
March 20, 2000

                                 Micro-ASI, Inc.
                          (a development stage company)

                                 Balance Sheets


                                                                            DECEMBER 31,          JUNE 30,
                                                                                1999                2000
                                                                            ------------       ------------
                                                                                                 (unaudited)
ASSETS
Current assets:
  Cash and cash equivalents                                                 $    551,292       $  7,020,301
                                                                            ------------       ------------
Total current assets                                                             551,292          7,020,301

Property and equipment, net                                                       89,635            455,340
Investment in BTI                                                                     --          4,653,435
Other assets                                                                      27,121            111,470
                                                                            ------------       ------------
Total assets                                                                $    668,048       $ 12,240,546
                                                                            ============       ============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                                          $    583,493       $    486,314
  Accrued expenses                                                                    --             25,060
  Accrued interest                                                                    --             68,403
  Notes payable                                                                       --              3,773
                                                                            ------------       ------------
Total current liabilities                                                        583,493            583,550

Notes payable                                                                         --          3,918,607
                                                                            ------------       ------------
Total liabilities                                                                583,493          4,502,157

Stockholders' equity:
  Preferred stock, $.001 par value:
    Authorized shares - 15,000,000                                                    --             8,000
    Issued and outstanding shares -
      0 at December 31, 1999 and
      8,000,000 at June 30, 2000
      (unaudited)
  Common stock, $.001 par value:
    Authorized shares - 75,000,000
    Issued and outstanding shares -19,227,111 at December
       31, 1999 and 22,587,961 at June 30, 2000 (unaudited)                       19,227             22,588
  Additional capital                                                           5,767,295         17,922,886
  Deficit accumulated during the development stage                            (5,701,967)       (10,215,085)
                                                                            ------------       ------------
Total stockholders' equity                                                        84,555          7,738,389
                                                                            ------------       ------------
Total liabilities and stockholders' equity                                  $    668,048       $ 12,240,546
                                                                            ============       ============



See accompanying notes.

                                 Micro-ASI, Inc.
                          (a development stage company)

                            Statements of Operations




                                                    YEAR ENDED        YEAR ENDED       CUMULATIVE FROM
                                                   DECEMBER 31,       DECEMBER 31,     FEBRUARY 1, 1995
                                                       1998              1999            (INCEPTION)
                                                                                           THROUGH
                                                                                         DECEMBER 31,
                                                                                             1999
                                                   ------------       ------------     ----------------
Expenses:
  Research and development                         $    302,355       $    808,396     $    1,341,001
  General and administrative                            516,964          2,922,080          4,298,212
                                                   ------------       ------------     --------------

Operating loss                                         (819,319)        (3,730,476)        (5,639,213)

Other income (expense):
  Interest and other income                               8,649             27,451             38,253
  Interest expense                                       (7,407)            (2,674)          (100,997)
                                                   ------------       ------------     --------------
                                                          1,242             24,777            (62,744)
Net loss                                           $   (818,077)      $ (3,705,699)    $   (5,701,957)
                                                   ============       ============     ==============

Basic and diluted net loss per share               $      (0.05)      $      (0.21)
                                                   ============       ============
Weighted average shares outstanding                  15,957,781         17,989,506
                                                   ============       ============


                                                    SIX MONTHS         SIX MONTHS     CUMULATIVE FROM
                                                      ENDED              ENDED        FEBRUARY 1, 1995
                                                     JUNE 30,          JUNE 30,     (INCEPTION) THROUGH
                                                       2000               1999         JUNE 30, 2000
                                                   (unaudited)        (unaudited)       (unaudited)
Revenues                                           $         --       $         --     $           --

Expenses:
  Research and development                              482,720            375,888          1,823,721
  General and administrative                          3,896,238          1,331,331          8,194,450
  Equity in loss of Best Technologies, Inc.              29,377                 --             29,377
                                                   ------------       ------------     --------------

Operating loss                                       (4,408,335)        (1,707,219)       (10,047,548)

Other income (expense):
  Interest and other income                              93,180              7,444            131,423
  Interest expense                                     (106,663)            (1,749)          (207,660)
                                                   ------------       ------------     --------------

Net loss                                             (4,421,818)        (1,701,524)       (10,123,785)
Preferred stock dividend declared                        91,300                 --             91,300
                                                   ------------       ------------     --------------
Net loss attributable to common
  shareholders                                     $ (4,513,118)      $ (1,701,524)    $  (10,215,085)
                                                   ============       ============     ==============

Basic and diluted net loss per share               $      (0.22)      $      (0.10)
                                                   ============       ============
Weighted average shares outstanding                  20,887,441         17,168,044
                                                   ============       ============



See accompanying notes.

                                 MICRO-ASI, INC.
                          (a development stage company)
                  Statements of Stockholders' Equity (Deficit)



                                                                               COMMON STOCK                    PREFERRED STOCK
                                                                      ------------------------------     ---------------------------
                                                       ISSUANCE
                                                         PRICE           SHARES            AMOUNT          SHARES          AMOUNT
                                                     -------------    -------------    -------------     ------------   ------------
1995
Issuance for notes                                    $    0.001         9,000,000       $    9,000               --     $      --
Net loss for year ended December 31, 1995                                       --               --               --            --
                                                                        ----------       ----------        ---------     ---------
Balance at December 31, 1995                                             9,000,000            9,000               --            --

1996
Issuance for forgiveness of debt                           0.167         3,000,000            3,000               --            --
Contribution of interest payable to additional                                                                    --            --
 capital                                                                        --               --               --            --
Net loss for year ended December 31, 1996                                       --               --               --            --
                                                                        ----------       ----------        ---------     ---------
Balance at December 31, 1996                                            12,000,000           12,000               --            --

1997
Sale of common stock                                       0.100         2,775,000            2,775               --            --
Sale of common stock                                       0.333           600,000              600               --            --
Sale of common stock                                       0.500           200,000              200               --            --
Contributed to capital                                                                                            --            --
Net loss for year ended December 31, 1997                                       --               --               --            --
                                                                        ----------       ----------        ---------     ---------
Balance at December 31, 1997                                            15,575,000           15,575               --            --

1998
Sale of common stock                                        .993           324,500              325               --            --
Sale of common stock                                       1.000           444,300              444               --            --
Net loss for year ended December 31, 1998                                       --               --               --            --
                                                                        ----------       ----------        ---------     ---------
Balance at December 31, 1998                                            16,343,800           16,344               --            --

1999
Sale of common stock                                       1.000         3,006,536            3,006               --            --
Issuance for services                                      1.000           876,775              877               --            --
Returned stock                                              .001        (1,000,000)          (1,000)              --            --
Net loss for year ended December 31, 1999                                       --               --               --            --
                                                                        ----------       ----------        ---------     ---------
Balance at December 31, 1999                                            19,227,111           19,227               --            --

2000
Sale of common stock (unaudited)                            .969         2,601,850            2,602               --            --
Issuance for services (unaudited)                          1.000           759,000              759               --            --
Issuance of warrants for services (unaudited)                                   --               --               --            --
Sale of preferred stock (unaudited)                        1.000                --               --        8,000,000         8,000
Dividends on preferred stock (unaudited)                                                                          --            --
Net Loss for the period ended June 30, 2000 (unaudited)                         --               --               --            --
                                                                        ----------       ----------        ---------     ---------
Balance at June 30, 2000 (unaudited)                                    22,587,961       $   22,588        8,000,000     $   8,000
                                                                        ==========       ==========        =========     =========



                                                           ADDITIONAL
                                                             CAPITAL
                                                         --------------
1995
Issuance for notes                                        $    (7,500)
Net loss for year ended December 31, 1995                          --
                                                          -----------
Balance at December 31, 1995                                   (7,500)

1996
Issuance for forgiveness of debt                              497,000
Contribution of interest payable to additional
 capital                                                       28,405
Net loss for year ended December 31, 1996                          --
                                                          -----------
Balance at December 31, 1996                                  517,905

1997
Sale of common stock                                          274,725
Sale of common stock                                          199,400
Sale of common stock                                           99,800
Contributed to capital                                         29,507
Net loss for year ended December 31, 1997                          --
                                                          -----------
Balance at December 31, 1997                                1,121,337

1998
Sale of common stock                                          321,675
Sale of common stock                                          443,856
Net loss for year ended December 31, 1998                           -
                                                          -----------
Balance at December 31, 1998                                1,886,868

1999
Sale of common stock                                        3,003,529
Issuance for services                                         875,898
Returned stock                                                  1,000
Net loss for year ended December 31, 1999                          --
                                                          -----------
Balance at December 31, 1999                                5,767,295

2000
Sale of common stock (unaudited)                            2,598,250
Issuance for services (unaudited)                             429,041
Issuance of warrants for services (unaudited)               1,450,000
Sale of preferred stock (unaudited)                         7,587,000
Dividends on preferred stock (unaudited)                       91,300
Net Loss for the period ended June 30, 2000 (unaudited)            --
                                                          -----------
Balance at June 30, 2000 (unaudited)                       17,922,886
                                                          ===========




                                                       DEFICIT ACCUMULATED
                                                      DURING THE DEVELOPMENT             TOTAL STOCKHOLDERS
                                                              STAGE                       EQUITY (DEFICIT)
Issuance of notes                                  $                       --      $                    1,500
Net loss for year ended December 31, 1995                            (610,757)                       (610,757)
                                                   --------------------------      --------------------------
Balance at December 31, 1995                                         (610,757)                       (609,257)

1996
Issuance for forgiveness of debt                                           --                         500,000
Contribution of interest payable to additional
 capital                                                                   --                          28,405
Net loss for year ended December 31, 1996                            (140,617)                       (140,617)
                                                   --------------------------      --------------------------
Balance at December 31, 1996                                         (751,374)                       (221,469)

1997
Sale of common stock                                                       --                         277,500
Sale of common stock                                                       --                         200,000
Sale of common stock                                                       --                         100,000
Contributed capital                                                        --                          29,507
Net loss for year ended December 31, 1997                            (426,817)                       (426,817)
                                                   --------------------------      --------------------------
Balance at December 31, 1997                                       (1,178,191)                        (41,279)

1998
Sale of common stock                                                       --                         322,000
Sale of common stock                                                       --                         444,300
Net loss for year ended December 31,1998                             (818,077)                       (818,077)
                                                   --------------------------      --------------------------
Balance at December 31, 1998                                       (1,996,268)                        (93,056)

1999
Sale of common stock                                                       --                       3,006,535
Issuance for services                                                      --                         876,775
Returned stock                                                             --                              --
Net loss for year ended December 31, 1999                          (3,705,699)                     (3,705,699)
                                                   --------------------------      --------------------------
Balance at December 31, 1999                                       (5,701,967)                         84,555

2000
Sale of common stock (unaudited)                                           --                       2,600,852
Issuance for services (unaudited)                                          --                         429,800
Issuance of warrants for services (unaudited)                              --                       1,450,000
Sale of preferred stock (unaudited)                                        --                       7,595,000
Dividends on preferred stock (unaudited)                              (91,300)                             --
Net loss for the period ended June 30, 2000
   (unaudited)                                                     (4,421,818)                     (4,421,818)
                                                   --------------------------      --------------------------
Balance at June 30, 2000 (unaudited)               $              (10,215,085)     $                7,738,389
                                                   ==========================      ==========================


See Accompanying Notes

                                 Micro-ASI, Inc.
                          (a development stage company)

                            Statements of Cash Flows



                                                           YEARS ENDED
                                                                                       CUMULATIVE FROM
                                                                                       FEBRUARY 1, 1995
                                                                                      (INCEPTION) THROUGH
                                             DECEMBER 31, 1998    DECEMBER 31, 1999     DECEMBER 31,1999
                                             -----------------    -----------------   -------------------
OPERATING ACTIVITIES
Net loss                                         $    (818,077)      $  (3,705,699)      $  (5,701,967)
Adjustments to reconcile net loss to net
  cash used in operating activities:
  Depreciation and amortization                         14,471              23,461              49,087
  Common stock issued to incorporators                      --                  --               1,500
  Common stock issued for services                          --             806,776             806,776
  Changes in operating assets and
    liabilities:
  Accounts payable                                          95             377,187             565,679
  Accrued expenses                                          --                  --                  --
  Accrued interest                                          --                  --                  --
  Other assets                                              --             (27,120)             (9,308)
                                                 -------------       -------------       -------------
Net cash used in operating activities                 (803,511)         (2,525,395)         (4,288,233)

INVESTING ACTIVITIES
Capital expenditures, net                               (6,513)           (107,669)           (138,722)
Net investment in subsidiary                                --                  --                  --
Net investment in short term securities                     --                  --                  --
                                                 -------------       -------------       -------------
Net cash used in investing
  activities                                            (6,513)           (107,669)           (138,722)

FINANCING ACTIVITIES
Proceeds from issuance of notes                             --                  --             595,000
Sales of common stock                                  766,300           3,006,535           4,350,335
Sale of preferred stock                                     --                  --                  --
Contributed capital                                         --                  --              57,912
Principal payments on notes                            (25,000)                 --             (25,000)
                                                 -------------       -------------       -------------
Net cash provided by financing activities              741,300           3,006,535           4,978,247
                                                 -------------       -------------       -------------

Net increase (decrease) in cash and cash
  equivalents                                          (68,724)            373,471             551,292
Cash and cash equivalents at beginning of
  period                                               246,545             177,821                  --
                                                 -------------       -------------       -------------
Cash and cash equivalents at end of period       $     177,821       $     551,292       $     551,292
                                                 =============       =============       =============

SUPPLEMENTAL INFORMATION
Cash paid for interest                           $       7,407       $       2,674       $      57,573
                                                 =============       =============       =============



                                                         SIX MONTHS          SIX MONTHS       CUMULATIVE FROM
                                                            ENDED              ENDED          FEBRUARY 1, 1995
                                                          JUNE 30,           JUNE 30,       (INCEPTION) THROUGH
                                                            2000               1999            JUNE 30, 2000
                                                         (unaudited)        (unaudited)         (unaudited)
OPERATING ACTIVITIES
Net loss                                                $ (4,421,818)    $   (1,701,524)      $(10,123,785)
Adjustments to reconcile net loss to net cash
  used in operating activities:
  Depreciation and amortization                               61,370              4,737             85,916
  Common stock issued to incorporators                            --                 --              1,500
  Common stock issued for services                         1,652,000            647,400          2,458,776
  Changes in operating assets and liabilities:
  Accounts payable                                          (102,179)           (53,068)           486,314
  Accrued expenses                                            25,060            (17,812)            25,060
  Accrued interest                                            68,403                 --             68,403
  Other assets                                               (54,462)           (26,710)           (86,704)
                                                        ------------      -------------       ------------
Net cash used in operating activities                     (2,771,626)        (1,146,977)        (7,084,520)

INVESTING ACTIVITIES
Capital expenditures, net                                   (426,785)           (61,422)          (540,846)
Net investment in subsidiary                                (166,145)                --           (166,145)
Net investment in short term securities                           --           (500,573)                --
                                                        ------------      -------------       ------------
Net cash used in investing activities                       (592,930)          (561,995)          (706,991)


FINANCING ACTIVITIES
Proceeds from issuance of notes                              208,467                 --            803,467
Sales of common stock                                      2,832,851          2,145,436          7,183,186
Sale of preferred stock                                    7,595,000                 --          7,595,000
Contributed capital                                               --                 --             57,912
Principal payments on notes                                 (802,753)                --           (827,753)
                                                        ------------      -------------       ------------
Net cash provided by financing activities                  9,833,565          2,145,436         14,811,812
                                                        ------------      -------------       ------------

Net increase in cash and cash equivalents                  6,469,009            436,464          7,020,301
Cash and cash equivalents at beginning of period             551,292            177,821                 --
                                                        ------------      -------------       ------------
Cash and cash equivalents at end of period              $  7,020,301       $    614,285       $  7,020,301
                                                        ============      =============       ============
SUPPLEMENTAL INFORMATION
Cash paid for interest                                  $     11,804              1,749       $     95,832
                                                        ============      =============       ============


See accompanying notes.

                          Notes to Financial Statements


Information for the six months ended June 30, 1999 and 2000 is unaudited.


1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTS POLICIES

ORGANIZATION

Micro-ASI, Inc. (the "Company") is a development stage company incorporated on February 1, 1995, for the purpose of designing, developing, manufacturing and marketing advanced-technology packaging systems called multi-chip modules ("MCMs").

DEVELOPMENT STAGE COMPANY

The Company will continue to be a development stage company as defined in Statement of Financial Accounting Standards No. 7, "Accounting and Reporting by Development Stage Enterprises," until it generates significant revenue. Successful development of a development stage company, particularly advanced technology related companies, is costly and highly competitive. The Company's growth and ultimate success depends on the timely development and market acceptance of new products. A development stage company involves risks and uncertainties, and there are no assurances that the Company will be successful in its efforts.

INTERIM FINANCIAL STATEMENTS


The unaudited financial statements as of June 30, 2000 and for the six month periods ended June 30, 1999 and 2000 reflect all adjustments (consisting only of normal recurring adjustments) necessary for fair presentation of the financial position and results of operations for such periods. The results for the six months in the period ended June 30, 2000 are not necessarily indicative of the results to be expected for the full year.



PRINCIPLES OF CONSOLIDATION



The Company does not consolidate Best Technologies, Inc. (BTI) due to the control features of the outstanding preferred stock.


CONCENTRATION OF RISK


At June 30, 2000 the Company's cash equivalents consisted principally of money market accounts.


CASH EQUIVALENTS

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

PROPERTY AND EQUIPMENT


Property and equipment are stated at cost. Depreciation is calculated using the straight line method based on the estimated useful lives of the related assets.


INCOME TAXES

Deferred income taxes are determined using the liability method, which gives consideration to the future tax consequences associated with differences between the financial accounting and tax basis of assets and liabilities. This method also gives immediate effect to changes in income tax laws.

RESEARCH AND DEVELOPMENT

Research and development costs are expensed as incurred.

NET LOSS PER SHARE


Basic and diluted net loss per share is computed using the Company's net loss for each period presented divided by the average common shares outstanding. Options and warrants to purchase 3,450,000 and 5,400,000 shares as of December 31, 1999 and June 30, 2000 (unaudited), respectively, of common stock are excluded from the calculation of diluted net loss per share as the impact of these shares is anti-dilutive.


USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

COMPREHENSIVE INCOME

As of January 1, 1998, the Company adopted Financial Accounting Standards Board Statement No. 130 (Statement 130), Reporting Comprehensive Income. Statement 130 establishes new rules for the adopting and display of comprehensive income and its components. The adoption of this Statement has no impact on the Company's results of operations or stockholders' equity as the Company has no other material elements of other comprehensive income.

2. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:


                                  Estimated
                                   Useful       December 31,       June 30,
                                    Life            1999            2000
                                ------------    ------------    ------------
Computer Equipment                   3          $     23,197    $     53,672
Furniture and Fixtures               5                43,387          47,872
Leasehold Improvements               1                24,816          68,583
Property and equipment               5                22,661         102,667
Software                             5                    --         268,052
Less Accumulated Depreciation                        (24,426)        (85,506)
                                                ------------    ------------
                                                $     89,635    $    455,340
                                                ============    ============






3. NOTE PAYABLE AND LINE OF CREDIT


The $70,000 note payable to an original promoter of the Company at December 31, 1998, was due on demand with interest accruing on the unpaid balance at a rate of 10%, compounding semi-annually and payable annually in arrears. In April 1999, this note payable was exchanged for 100,000 shares of the Company's Common Stock. The excess for market value of the common stock over the carrying value of the notes payable was charged to expense.






In February 2000, the Company obtained a line of credit from a financial institution in the amount of $1.3 million. This line of credit was personally guaranteed by the Company's Chairman and Chief Executive Officer. In connection with their personal guarantees, the two individuals were granted warrants to purchase 1.95 million shares of the Company's common stock at $1 per share. The warrants are fully vested and immediately exercisable and have a 10 year life. The estimated fair value of these warrants, $1.45 million, was charged to non cash expense immediately as a fee associated with obtaining the line of credit.

4. INCOME TAXES


At December 31, 1999, the Company's net deferred tax assets of approximately $1.9 million relate primarily from net operating loss carryforwards for federal income tax purposes which begin expiring in 2011. The tax benefit of the net operating loss carryforwards is fully offset by a valuation allowance due to uncertainty related to future taxable income. Accordingly, no tax benefit has been recognized in the accompanying financial statements. During 1999, the valuation allowance increased by $1.2 million. No other significant reconciling items exist between the actual effective tax and the expected effective tax rate for 1999.


5. RELATED PARTY TRANSACTIONS

The Company had a consulting agreement with a firm owned by the Company's Chairman for the design, development and marketing of MCMs. Fees and expenses paid totaled $330,000 and $255,000 in 1998 and 1999, respectively. This agreement ended September 30, 1999 when the Chairman joined the Company as a full time employee.

The Company had a consulting agreement with a firm owned by the Company's Chief Executive Officer for administrative and financial management. Fees and expenses paid totaled $95,000 in 1998. This agreement ended in December 1998 when the Chief Executive Officer joined the Company as a full time employee.


The Company paid $52,000 to Willow Technologies, a company controlled by Patrick Antaki, who owns 1.2% of the Company's common stock for the year ended
December 31, 1998.



The Company paid consulting fees of $70,000 for the year ended December 31, 1999 for assistance with the development of its business strategy to a company owned by two current employees of the Company, James Dukowitz and Ari Reuben. These fees were paid prior to these individuals joining the Company. The agreement called for the issuance of 28,000 shares of the Company's stock, which were issued in March 2000.



The Company paid $10,000 and $349,350 to Kingdom Capital in 1998 and 1999, respectively. In addition, the Company granted 0 and 750,000 shares of common stock valued at 0 and $750,000 to Kingdom Capital for financial and investor relation services for 1998 and 1999, respectively. Kingdom Capital is a stockholder of the Company.



The Company paid J&N $74,000 in cash and $50,000 in common stock for financial consulting services in 1999. The services provided by J&N were primarily to assist in developing an investors relation program, identify potential investors, assist in developing a business plan and financial model, and assist in developing public and media relations. The services of J&N were not related to any financing or equity offerings. J&N is a shareholder of the Company.






The Company paid $25,886 in consulting fees and expenses to James Hamner for the year ended December 31, 1999. The Company paid approximately $7,600 in consulting fees and expenses to James Hamner for the six months ended June 30, 2000 and issued 5,000 shares of common stock for services. James Hamner is the secretary and a director of the Company.

The Company paid $185,010 to Raith Enterprises, Inc. for the six months ended June 30, 2000 and 0 for the six months ended June 30, 1999. For the six months ended June 30, 2000, the Company granted 180,000 shares of common stock valued at $180,000 for financial and investor relation services and 0 during the same period in 1999. Raith Enterprises, Inc. is a stockholder of the Company.

The Company paid approximately $12,794 for accounting and consulting services to Stangl & Associates, P.C. for the six months ended June 30, 2000. Sarah Stangl is a significant employee of the Company.





6. COMMITMENTS


OPERATING LEASES

The Company leases office facilities and certain equipment under operating leases. Leases that expire are generally expected to be renewed or replaced by other leases. Rental expense for the year ended December 31, 1999 and for the six months ended June 30, 2000 was $74,000 and $35,126, respectively. As of December 31, 1999, future minimum rental payments required under operating leases that had initial or remaining noncancelable lease terms in excess of one year are as follows:



                           2000               $ 49,306
                           2001                 16,472
                           2002                 15,584
                           2003                  5,863
                                              --------
                                              $ 87,225
                                              ========



INVESTMENT IN ZAE



On March 25, 1999, the Company entered into a memorandum of understanding with ZAE Research, Inc. (ZAE), whereby, the Company would invest up to $1,000,000 in ZAE. In return, the Company was to receive a 50% ownership interest in one of ZAE's subsidiaries and a 10.5% royalty paid on all consolidated gross revenue of ZAE and its subsidiaries, excluding the subsidiary with the aforementioned 50% interest. As of December 31, 1999, the Company had invested approximately $350,000 in ZAE and has not recorded any revenues from royalties. The Company's funding has been used for product development by ZAE and accordingly has been expensed by the Company. On January 18, 2000, the Company and ZAE mutually agreed to terminate the relationship. As part of that termination, ZAE has agreed to repay all amounts previously funded by the Company; however due to the financial condition of ZAE, management has elected to fully reserve this receivable and will only be recorded as payments are received. As of August 31, 2000, no payments have been received.



NEW LEASES (unaudited)



On April 6, 2000 the Company entered into a lease for its Corporate Offices. This lease commences on May 1, 2000 and is for a two year term. Base rent is $11,433 per month. Total base rent under this lease is $137,199.


On April 10, 2000, the Company entered into a lease for its Technology Integration Deployment Center. This lease commences on May 1, 2000 and is for a five year term. Base rent is $9,235 per month through April 2001 and $9,654 per month for the period of May 2001 through April 2005. Total base rent under this lease is $574,218.

INVESTOR RELATIONS AGREEMENT (unaudited)


On May 4, 2000, the Company entered into an agreement with an investor relations company, which will provide services for one year at a monthly fee of 15,000 shares of common stock in the Company or a total of 180,000 shares to be prepaid upon signing of the agreement. The 180,000 shares of Common Stock were issued on May 9, 2000.

7. EQUITY

The original issuance of common stock was for 150,000 shares valued at $.01 per share for a note payable in an equal amount. The Company had a stock split of 60 for 1 on February 27, 1997, which was retroactively applied. The stock split resulted in the restatement of the 150,000 shares of common stock to 9,000,000 shares of common stock with a par value of $9,000. The par value of $9,000 was greater than the original consideration received of $1,500 resulting in the $7,500 deficit in additional capital.

In 1996, $500,000 in debt outstanding was converted to 3,000,000 shares of common stock. No gain or loss was recorded on this transaction, as management believes the 3,000,000 shares approximated the full value of the debt outstanding on the conversion date.


In April 1999, the Company and one of its original promoters reached an agreement whereby the original promoter forfeited his rights to 1,000,000 shares of common stock held by the original promoter. The original promoter returned the 1,000,000 shares to the Company.

At the date of original issuance to the promoter, the Company intended to manufacture its products in California and the promoter, who resides in California, would be a major contributor by managing all manufacturing of the company's products. In 1999, the Company altered its strategy and determined it would be in the best interest of the Company to manufacture its products in Texas. The original promoter did not wish to relocate to Texas and, as a result, the promoter and the Company reached the agreement described above. When the stock was originally issued, it was not on a contingent or restricted basis and no obligation existed to return any portion of the promoter's holdings. Therefore, the original issuance was recorded at par value, which approximated the then fair value. Accordingly, the stock returned to the Company was included in authorized shares available for issuance and has been recorded at par value in the current year financial statements.





In 1999, the Company determined it would be appropriate to award Kingdom Capital, its investor and public relations firm a bonus in the form of the Company's common stock in the amount of 600,000 shares valued at $600,000 which was charged to expense in June 1999. In addition, the Company granted this firm an additional 150,000 shares valued at $150,000 for future services through December 31, 1999. The Company granted stock in lieu of cash due to its limited liquidity situation at the time of the decision. Kingdom Capital was contracted to provide assistance in development of an investor relations program for the Company; identification of potential equity investors; research on proposed new business opportunities; revising the Company's business plan, including financial projections, operating strategy, and business development strategy; executive management and board of directors search, selection, and recruitment; identification and selection of additional professional services; assistance in negotiations leading to strategic business relationships; and public and media relations including distribution of reports on the company to various print media and brokerage firms as prepared or approved by the company.


For the period of January 1, 2000 through June 30, 2000, the Company received $2,601,850 in net cash proceeds through the issuance of its common stock at $1.00 per share.



Stock Option Plan



The Company has elected to follow APB 25 and related interpretations in accounting for its stock based compensation. Under APB 25, because the exercise price of the Company's stock options has been equal to or greater than the market price of the underlying stock on the date of grant, no compensation expense has been recognized.






During 1999, the Company introduced a stock option plan: the 1999 Employee Stock option Plan (Employee Plan). The Employee Plan has authorized the grant of incentive and non-qualified stock options to employees for up to 4,000,000 shares of the Company's common stock. All options granted have five to ten year terms and become exercisable over a four to five year period. The option price is equal to 100% to 110% of the fair value of the common stock on the date of grant depending on the percentage of common stock owned by the optionee on the grant date.






Supplemental information regarding net loss and net loss per share is required by SFAS 123 and has been determined as if the Company had accounted for its stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 1999: risk-free interest rate of 6.29%; dividend yield of 0%; volatility factors of the expected market price of the Company's common stock of .828; and a weighted-average expected life of the option of 3.6 years.



The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.



For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The expense amounts for 1999 are not necessarily indicative of the effects on reported net income
(loss) for future years. The Company's pro forma information as of December 31, 1999 is as follows:




Pro forma net loss                               $  (3,829,121)
Pro forma basic and diluted net loss per share   $       (0.21)



7.    Equity Stock Option Plan (continued)



Based on the Black-Scholes method, the fair value of the options granted as of December 31, 1999 is as follows:



Number of options issued at fair market value of stock               2,450,000
Weighted-average fair value of options                                   $0.62
Weighted-average exercise price of options                               $1.00

Number of options issued in excess of fair market value of stock     1,000,000
Weighted-average in fair value of options                                $0.58
Weighted-average exercise price of options                               $1.10



A summary of the Company's stock option activity, and related information for the year ended December 31, 1999 is as follows:



                                                    Weighted Average
                                       Options       Exercise Price
                                     ------------   ----------------
Outstanding, beginning of year                 -        $     -
Granted                                 3,450,000          1.03
Exercised                                      --            --
                                     ------------
Outstanding, end of year                3,450,000        $ 1.03
                                     ============

Exercisable at end of year                837,500        $ 1.03
                                     ============



Exercise prices for options outstanding as of December 31, 1999 ranged from $1.00 to $1.10. The weighted-average remaining contractual life of those options is 8.2 years.



On February 23, 2000, the Board of Directors granted 1,500,000 and 450,000 warrants to its Chairman and Chief Executive Officer, respectively. These warrants were granted in conjunction with their personal guarantees of a line of credit for the Company. The warrants have an exercise period of 10 years and are exercisable at $1.00 per share. The fair value of these warrants of $1.45 million was expensed as a fee associated with obtaining the line of credit.



On February 23, 2000, the Board of Directors approved the grant of 200,000 Non-Qualified Stock Options to a partner in the law firm of Gardere & Wynne, LLP., the Company's legal counsel. These options were granted as payment in lieu of cash as a member of the Executive Committee of the Office of the CEO. These options are exercisable at $1.00 per share with a duration of ten years. The fair value of these options of $172,000 will be expensed over the estimated term of his tenure on the Executive Committee, currently estimated at $17,200 per year.



8.  Acquisition



Effective January 18, 2000, Micro-ASI completed the acquisition of the outstanding common stock (BTI Common Stock) of Best Technologies, Inc., a Texas corporation (BTI), from the sole shareholder of BTI (Seller), pursuant to a stock purchase agreement (including all Exhibits and Schedules thereto and documents executed in connection therewith, the "Agreement"). BTI is an electronics contract manufacturer headquartered in Wylie, Texas. In connection with the Agreement, one share of preferred stock of BTI (BTI Preferred Stock) was created and issued to the Seller. The Company, as the holder of the BTI Common Stock, has the right to appoint one director to the three member Board of Directors of BTI. Seller, as holder of the BTI Preferred Stock has the right to appoint two directors to the three-member Board of Directors of BTI and certain other voting rights. Pursuant to the Agreement, the Company will receive the outstanding BTI Preferred Stock upon the satisfaction of certain obligations, including, but not limited to, the completion of an initial public offering of the Company's common stock.



The total aggregate purchase price for the BTI common stock is approximately $3.9 million. The purchase price includes (i) a promissory note from the Company to the Seller in the amount of $2,500,000, due the earlier of (a) December 31, 2001 or (b) ten days after the completion of an initial public offering by the Company (Purchase Note) and (ii) a convertible note from the Company to the Seller in the amount of $1,416,667 due December 31, 2001, which is immediately convertible into 1,416,677 shares of common stock of the Company (Convertible
Note). As part of the purchase agreement, Micro-ASI agreed to pay a promissory note from BTI to the Seller and guaranteed by the Company in the amount of $600,000, due the earlier of (a) March 31, 2000 or (b) ten days after the completion of one or more private placements having an aggregate gross offering amount in excess of $6,000,000 (Cash Note). The Company has also committed to purchase $750,000 of capital expenditures to be used in BTI's flip-chip assembly due ninety days after the completion of one or more private placements having an aggregate gross offering amount in excess of $6,000,000 (Capital Contribution). This will also be treated as part of the investment when paid. Furthermore, the payment of the Cash Note, the Purchase Note, the Convertible Note, and the Capital Contribution are secured by a stock pledge agreement pursuant to which the Company has pledged all of the BTI common stock. The purchase price is not subject to any post-closing adjustments. The acquisition of BTI provides the Company with manufacturing capabilities to produce the redesigned products and offer turnkey solutions to its customers. Because the seller of BTI still retains voting control, the Company will not consolidate the operations of BTI until the obligations noted above are satisfied.





9. SUBSEQUENT EVENTS (Unaudited)


During April 2000, the Company sold 1,600,000 units consisting of 5 shares of preferred stock and 3 warrants each for a total of 8,000,000 shares of preferred stock and 4,800,000 warrants. Net proceeds to the Company were $7,575,000. Dividends on the preferred stock accrue at the rate of 10% per annum and are payable in kind through issuance of additional preferred shares. The preferred stock holders are entitled to preference on liquidation. The Company has the right to redeem the preferred shares at $1.65 per share prior to December 31, 2000. The preferred stock holders have rights to convert to common stock at a time and amount based on the performance of the Company. The preferred stock holders have the right and power to elect one fewer than a majority of the directors. As long as at least 3,000,000 shares of the preferred stock are outstanding, certain actions by the Company require approval of the preferred stock holders. The preferred stock holders have limited preemptive rights to acquire additional shares of the Company's common stock. Additionally, options to purchase 300,000 shares of common stock were granted to an investment banking firm and 325,000 shares of common stock were granted to two individuals, for their assistance in raising the above financing.



On July 21, 2000, Micro-ASI, Inc. completed the acquisition of the assets of EPI Technologies, Inc., a Texas corporation ("EPI"), pursuant to an asset purchase agreement (the "Agreement"). EPI is an electronics test contractor headquartered in Plano, Texas with an unrelated party.

The total aggregate purchase price for the assets of EPI is $4,863,114. The purchase price includes (i) a cash payment at closing of $300,000, (ii) a Secured Promissory Note from the Company to EPI in the amount of $1,613,114, due January 31, 2001, with one accrued interest payment due on October 15, 2000 and the balance of the principal and interest due on January 31, 2001 and (iii) a Secured Promissory Note in the amount of $2,950,000 from the Company to EPI with (a) one accrued interest only payment due October 5, 2000, (b) one accrued interest only payment due January 5, 2001 and (c) 14 quarterly installments thereafter with each installment equal to $210,714.28 in principal plus any accrued interest with a final payment due July 5, 2004. The promissory notes are secured by the assets of EPI, excluding accounts receivable and inventory. Should the Company obtain financing from a financial institution, and payoff the $1,613,114 note, the Agreement stipulates that EPI will subordinate its first lien position on the other than intellectual property pledge to the financial institution. The purchase price is not subject to any post closing adjustments.



As of August 31, 2000, the shareholders approved increasing the number of shares available under the 1999 Stock Option Plan to a total of 10,000,000 shares of common stock.

                                    PART III

ITEM 1 INDEX TO EXHIBITS:

The following documents are filed as exhibits to this Form 10SB/A:

(2) Articles of Incorporation and Bylaws

     Exhibit 2.1  Articles of Incorporation *

     Exhibit 2.2  Bylaws *

(6) Material Contracts:

     Exhibit 6.1  Consulting Agreement with S&N Corporation *

     Exhibit 6.2  Consulting Agreement with Kingdom Capital, Inc *


     Exhibit 6.3  Employment Agreement with Cecil E. Smith*

     Exhibit 6.4  Employment Agreement with Joel Claybrook*

     Exhibit 6.5  Employment Agreement with Scott Smith*

     Exhibit 6.6  Employment Agreement with Jerry Kline*

     Exhibit 6.7  Employment Agreement with James Dukowitz*

     Exhibit 6.8  Employment Agreement with James Hammer*

     Exhibit 6.9  Employment Agreement with John Pierce

     Exhibit 6.10 Employment Agreement with Bob Zayota

     Exhibit 6.11 Employment Agreement with Phil Grier

(16) Exhibit 16.1 Letter from Jones, Jensen & Company*

(23.1) Consent of Ernst & Young LLP, Independent Auditors

(27) Financial Data Schedules

     Exhibit 27.1 Financial Data Schedule*

     Exhibit 27.2 Financial Data Schedule*

     Exhibit 27.3 Financial Data Schedule*

     * Previously Filed

ITEM 2 DESCRIPTION OF EXHIBITS:

The Exhibits listed in Item 1 of this Part III are filed herewith.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the issuer has duly caused this document to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         Issuer:

                                         Micro-ASI, Incorporated

Date:


September 18, 2000                       /s/ JOEL E. CLAYBROOK
                                         ---------------------------
                                         By: Joel E. Claybrook,
                                             Chief Executive Officer

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                     DESCRIPTION
-------                    -----------
 2.1  Articles of Incorporation*

 2.2  Bylaws*

 6.1  Consulting Agreement with S&N Corporation*

 6.2  Consulting Agreement with Kingdom Capital, Inc*

 6.3  Employment Agreement with Cecil E. Smith*

 6.4  Employment Agreement with Joel Claybrook*

 6.5  Employment Agreement with Scott Smith*

 6.6  Employment Agreement with Jerry Kline*

 6.7  Employment Agreement with James Dukowitz*

 6.8  Employment Agreement with James Hammer*

 6.9  Employment Agreement with John Pierce

 6.10 Employment Agreement with Bob Zayota

 6.11 Employment Agreement with Phil Grier

16.1  Letter from Jones, Jensen & Company*

(23.1) Consent of Ernst & Young LLP, Independent Auditors

     Financial Data Schedules

27.1 Financial Data Schedule*

27.2 Financial Data Schedule*

27.3 Financial Data Schedule*



* Previously Filed